Filed Pursuant to General Instruction II.L. of Form F-10
File No. 333-216541

The information in this preliminary prospectus supplement is not complete and may be changed. The preliminary prospectus supplement and the accompanying short form base shelf prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated September 28, 2017

Preliminary Prospectus Supplement

(to the Short Form Base Shelf Prospectus Dated March 13, 2017)

US$

CANADIAN IMPERIAL BANK OF COMMERCE

US$                         % Senior Notes due

US$                     Floating Rate Senior Notes due

The US$                          % Senior Notes due              (the “Fixed Rate Notes”) offered by this prospectus supplement (this “Prospectus Supplement”) will bear interest at a rate of             % from             , 2017 and will mature on             ,             . Interest on the Fixed Rate Notes will be payable semi-annually in arrears on              and              of each year, commencing on             , 2018. The US$             Floating Rate Senior Notes due              (the “Floating Rate Notes” and, together with the Fixed Rate Notes, the “Notes”) offered by this Prospectus Supplement will bear interest at a floating rate equal to three-month USD LIBOR plus             % and will mature on             ,             . Interest on the Floating Rate Notes will be payable quarterly in arrears on             ,             ,              and              of each year, commencing on             , 2018. See “Description of the Notes—Interest.” The Notes are not redeemable by Canadian Imperial Bank of Commerce (the “Bank” or “CIBC”) prior to their maturity, except under the circumstances described under “Description of the Notes—Tax Redemption.”

The Notes will be unsecured and unsubordinated obligations of CIBC and will constitute deposit liabilities of the Bank for the purposes of the Bank Act (Canada) (the “Bank Act”).

The Notes are new issues of securities with no established trading market. We do not intend to list the Notes on any securities exchange or automated quotation system.

Investing in the Notes involves risks. See the “Risk Factors” sections of this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus.

	Public Offering Price(1)		Underwriting Discount		Proceeds, Before Expenses, to Us
	Per Note	Total	Per Note	Total	Per Note	Total
Fixed Rate Notes	%	US$	%	US$	%	US$
Floating Rate Notes	%	US$	%	US$	%	US$
Total		US$		US$		US$

(1)	Plus accrued and unpaid interest from , 2017, if settlement occurs after that date.

Neither the U.S. Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the Notes, or passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Short Form Base Shelf Prospectus. Any representation to the contrary is a criminal offense.

The Bank is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The audited financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Notes described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or Canada may not be described fully herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Bank is a Canadian bank, that many of its officers and directors, and some of the experts named in this Prospectus Supplement, may be residents of Canada and that all or a substantial portion of the assets of the Bank and such persons may be located outside the United States.

The Notes offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except in the Province of Ontario by the Canadian investment dealer affiliates of CIBC World Markets Corp. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. None of the underwriters is registered to sell securities in this offering in any Canadian jurisdiction and, accordingly, will only sell the Notes outside Canada, except as provided above. See “Underwriting.”

The Notes will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

The Notes will be ready for delivery through the book-entry facilities of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank SA/NV and Clearstream Banking S.A., on or about            , 2017.

The Bank’s registered and head office is located in Commerce Court, Toronto, Canada M5L 1A2.

Joint Book-Running Managers

BofA Merrill Lynch	Barclays	BNP PARIBAS

CIBC Capital Markets	Wells Fargo Securities

            , 2017

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which contains the specific terms of this offering of the Notes (as defined below) and supplements and updates certain information contained in the accompanying Short Form Base Shelf Prospectus. The second part is the accompanying Short Form Base Shelf Prospectus dated March 13, 2017, which is part of our Registration Statement on Form F-10.

This Prospectus Supplement may add to, update or change the information in the accompanying Short Form Base Shelf Prospectus. If information in this Prospectus Supplement is inconsistent with information in the accompanying Short Form Base Shelf Prospectus, this Prospectus Supplement will apply and will supersede that information in the accompanying Short Form Base Shelf Prospectus.

This Prospectus Supplement, the accompanying Short Form Base Shelf Prospectus, any free writing prospectus we have authorized and the documents incorporated into each by reference include important information about us, the Notes being offered and other information you should know before investing. You should read this Prospectus Supplement, the accompanying Short Form Base Shelf Prospectus as well as the additional information described under “Available Information” in the accompanying Short Form Base Shelf Prospectus before investing in the notes.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement, the accompanying Short Form Base Shelf Prospectus or any free writing prospectus we have authorized and, if given or made, such information or representations must not be relied upon as having been authorized. The Bank has not, and the underwriters have not, authorized any other person to provide you with different information. This Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this Prospectus Supplement, or that the information contained in this Prospectus Supplement or the accompanying Short Form Base Shelf Prospectus or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

The distribution of this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus and the offering of the Notes in certain jurisdictions may be restricted by law. This Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus do not constitute an offer, or an invitation on our behalf or the underwriters’, or any of them, to subscribe for or purchase any of the Notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

In this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus, unless otherwise stated, references to “CIBC,” the “Bank,” “we,” “us” and “our” refer to Canadian Imperial Bank of Commerce and all entities included in its consolidated financial statements, except where otherwise indicated or where the context otherwise requires.

FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Short Form Base Shelf Prospectus and any free writing prospectus we have authorized, including the documents that are incorporated by reference, contain forward-looking statements within the meaning of certain securities laws. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook of CIBC for calendar year 2017 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require CIBC to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of CIBC’s risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where CIBC operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in CIBC’s estimates of reserves and allowances; changes in tax laws; changes to CIBC’s credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on CIBC’s business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of CIBC’s business infrastructure; potential disruptions to CIBC’s information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to CIBC concerning clients and counterparties; the failure of third parties to comply with their obligations to CIBC and its affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where CIBC has operations, including increasing Canadian household debt levels and global credit risks; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; CIBC’s ability to attract and retain key employees and executives; CIBC’s ability to successfully execute its strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of the acquisition of PrivateBancorp, Inc. will not be realized within the expected time frame or at all; and CIBC’s ability to anticipate and manage the risks associated with these factors.

This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. Additional information about these factors can be found in the “Management of Risk” sections of CIBC’s 2016 Annual Report and CIBC’s 2017 Third Quarter Report (each as defined below), each of which is incorporated by reference in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this Prospectus Supplement, the accompanying Short Form Base Shelf Prospectus and any free writing prospectus we have authorized or the documents incorporated by reference, except as required by law.

PRESENTATION OF FINANCIAL INFORMATION

CIBC maintains its financial books and records, and prepares its consolidated financial statements, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Pursuant to the rules of the U.S. Securities and Exchange Commission (the “SEC”), CIBC is permitted to present its financial statements prepared in accordance with IFRS without a reconciliation to U.S. Generally Accepted Accounting Principles.

Additionally, the Bank publishes its consolidated financial statements in Canadian dollars. In this Prospectus Supplement, currency amounts are stated in Canadian dollars, unless specified otherwise. References to “$,” “Cdn$” and “dollars” are to Canadian dollars, and references to “US$” are to U.S. dollars.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about CIBC and this offering. It does not contain all of the information that may be important to you in deciding whether to purchase Notes. We encourage you to read the entire Prospectus Supplement, the accompanying Short Form Base Shelf Prospectus and the documents that we have filed with the SEC and the Canadian securities regulators that are incorporated by reference into this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus prior to deciding whether to purchase Notes.

Canadian Imperial Bank of Commerce

CIBC is a diversified financial institution governed by the Bank Act (Canada) (the “Bank Act”). CIBC’s registered and head office is located in Commerce Court, Toronto, Canada, M5L 1A2. CIBC was formed through the amalgamation of The Canadian Bank of Commerce (originally incorporated in 1858) and Imperial Bank of Canada (originally incorporated in 1875).

Additional information with respect to CIBC’s businesses is included in the documents incorporated by reference into this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus. See “Documents Incorporated by Reference” in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus.

The Offering

The following summary describes the principal terms of the Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. See “Description of the Notes” for a more detailed description of the terms and conditions of the Notes.

Issuer	Canadian Imperial Bank of Commerce.

Securities Offered	US$ aggregate principal amount of % Senior Notes due (the “Fixed Rate Notes”) and US$ aggregate principal amount of Floating Rate Senior Notes due (the “Floating Rate Notes” and, together with the Fixed Rate Notes, the “Notes”).

Maturity	The Fixed Rate Notes will mature on , .

The Floating Rate Notes will mature on , .

Interest	Interest on the Fixed Rate Notes will accrue from and including , 2017 and will be payable semi-annually in arrears on and of each year, commencing on , 2018.

Interest on the Floating Rate Notes will accrue from and including , 2017 and will be payable quarterly in arrears on , , and of each year, commencing on , 2018.

Optional Redemption	The Notes are not redeemable by the Bank prior to their maturity, except under the circumstances described under “Description of the Notes—Tax Redemption.”

Ranking	The Notes will be our unsecured and unsubordinated obligations and will rank equally with all our other unsecured and unsubordinated debt, including deposit liabilities, other than certain statutory claims in accordance with applicable law, and prior to all of our subordinated debt. See “Description of the Notes—General” and “Description of Debt Securities—Ranking” in the accompanying Short Form Base Shelf Prospectus.

Form and Denomination

We will issue the Notes of each series in the form of one or more fully registered global notes registered in the name of the nominee of The Depository Trust Company (“DTC”). Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Clearstream Banking S.A. and Euroclear Bank SA/NV, will hold interests on behalf of their participants through their respective U.S. depositaries, which in turn will hold such interests in accounts as participants of DTC. Except in the limited circumstances described in this Prospectus Supplement, owners of beneficial interests in the Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive Notes in definitive form and will not be considered holders of

Notes under the Indenture (as defined below). The Notes of each series will be issued only in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. See “Description of the Notes—Book-Entry System; Delivery and Form.”

Further Issues	The Bank may from time to time, without giving notice to or seeking the consent of the holders of the Notes of a series offered hereby, issue additional debt securities having the same terms as the Notes of such series (except for the issue date and, in some cases, the public offering price and the first interest payment date) and ranking equally and ratably with the Notes of such series. Any additional debt securities having such same terms, together with the Notes of the applicable series offered hereby, will constitute a single series of securities under the Indenture. See “Description of the Notes—Further Issues.”

Use of Proceeds	The net proceeds from this offering will be added to the Bank’s funds and will be used for general corporate purposes. See “Use of Proceeds.”

Material U.S. Federal Income Tax Considerations	See “Material U.S. Federal Income Tax Considerations.”

Material Canadian Federal Income Tax Considerations	See “Material Canadian Federal Income Tax Considerations.”

Risk Factors	Investing in the Notes involves risks. See “Risk Factors” in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus for a description of certain risks you should consider before investing in the Notes.

Governing Law	The Indenture is, and the Notes will be, governed by and construed in accordance with the laws of the State of New York (other than with respect to the ranking of the Notes which will be governed by and construed in accordance with the laws of the Province of Ontario and the applicable laws of Canada).

Trustee	The Bank of New York Mellon.

RISK FACTORS

An investment in the Notes is subject to certain risks. Before deciding whether to invest in the Notes, investors should carefully consider the risks set out herein, in the accompanying Short Form Base Shelf Prospectus and incorporated by reference in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus. These risks are not the only ones the Bank faces. Additional risks not presently known to the Bank or that it currently deems immaterial may also impair its business operations and even the risks described below may adversely affect its business in ways it has not described or does not currently anticipate. The Bank’s business, financial condition or results of operations could be materially adversely affected by any of these risks. In such case, you may lose all or part of your original investment.

Our credit ratings may not reflect all the risks of your investment in the Notes; downgrades or other changes in our credit ratings could affect our financial results and reduce the market value of the Notes.

The Bank’s credit ratings are an assessment by rating agencies of the Bank’s ability to pay its debts and deposit liabilities when due. These credit ratings may not reflect the potential impact of risks relating to the structure or marketing of the Notes; additional factors discussed in this Prospectus Supplement, in the accompanying Short Form Base Shelf Prospectus or in the documents incorporated by reference herein or therein; and other factors that may affect the value of the Notes. Ratings are not a recommendation to buy, sell or hold any security and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

The value of the Notes will be affected by the general creditworthiness of the Bank. Prospective investors should consider the categories of risks identified and discussed in CIBC’s 2016 Annual Report, CIBC’s 2016 MD&A and CIBC’s 2017 Third Quarter MD&A (each as defined below), each of which is incorporated by reference in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus, including credit risk, market risk, liquidity risk, operational risk, reputational and legal risk, regulatory risk and environmental risk. There is no assurance that the credit ratings assigned to the Notes or the Bank will remain in effect for any period of time or that they will not be lowered. Real or anticipated changes in credit ratings on the Bank’s deposit liabilities may affect the market value of the Notes. In addition, real or anticipated changes in credit ratings can affect the cost at which the Bank can transact or obtain funding, and thereby affect the Bank’s liquidity, business, financial condition or results of operations and, therefore, the Bank’s ability to make payments on the Notes could be adversely affected.

The Indenture contains limited covenants and does not limit the Bank’s ability to incur future indebtedness, pay dividends, repurchase securities or engage in other activities, which could adversely affect the Bank’s ability to pay its obligations under the Notes.

The Indenture does not contain any financial covenants and contains only limited restrictive covenants. In addition, the Indenture does not limit the Bank’s or its subsidiaries’ ability to incur additional indebtedness, issue or repurchase securities, pay dividends or engage in transactions with affiliates. Except to the extent regulatory requirements affect the Bank’s decisions to issue more senior debt, there is no limit on the Bank’s ability to incur additional senior debt. The Bank’s ability to incur additional indebtedness and use its funds for any purpose in the Bank’s discretion may increase the risk that the Bank will be unable to service its debt, including paying its obligations under the Notes.

Your ability to transfer the Notes may be limited by the absence of an active trading market, and there is no assurance that an active trading market will develop for the Notes.

Each series of Notes is a new issue of securities for which there is no established market. The Bank does not intend to apply for listing or quotation of either series of Notes on any securities exchange or automated quotation system. While the underwriters have informed the Bank that they intend to make a market in each series of Notes, the underwriters will not be obligated to do so and may stop their market making at any time. In addition, any market-making activities will be subject to limits under U.S. Federal securities laws. These factors may affect the pricing of each series of Notes in any secondary market, the transparency and availability of trading prices and the liquidity of either series of Notes. There can be no assurance that an active trading market will develop for either series of Notes after the offering, or if developed, that such a market will be sustained at the offering price of such Notes.

Future trading prices of the Notes of each series will depend on many factors and the Notes may trade at a discount from their initial offering price.

Future trading prices of the Notes of each series will depend on many factors, including prevailing interest rates, foreign exchange movements, the market for similar securities, general economic conditions and the Bank’s financial condition, performance, prospects and other factors. If any of the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price.

Investors in the United States may have difficulty bringing actions and enforcing judgments against the Bank and others based on securities law civil liability provisions.

The Bank is organized under the federal laws of Canada and its principal executive office is located in the Province of Ontario. Many of the directors and officers of the Bank and some of the experts named in this Prospectus Supplement, the accompanying Short Form Base Shelf Prospectus and the documents incorporated by reference herein and therein are residents of Canada or otherwise reside outside the United States, and a substantial portion of their assets and those of the Bank are located outside the United States. As a result it may be difficult for investors in the United States to bring an action against such directors, officers or experts or to enforce against those persons or the Bank a judgment obtained in a United States court predicated upon the civil liability provisions of federal securities laws or other laws of the United States.

Uncertainty about the future of LIBOR may adversely affect the value of the Floating Rate Notes.

Beginning in 2008, concerns were raised that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of LIBOR across a range of maturities and currencies may have been under-reporting or otherwise manipulating the inter-bank lending rate applicable to them. In September 2012, Britain’s Financial Services Authority recommended that the BBA be removed from its rate-setting responsibility and proposed additional reforms in connection with the determination of LIBOR. ICE Benchmark Administration Limited (the “ICE Administration”) was appointed as the independent LIBOR administrator in February 2014. In addition, various individual and class actions have been filed in U.S. federal and state courts in recent years in which plaintiffs make allegations that in various periods, starting in 2000 or later, certain banks either individually or collectively manipulated the U.S. dollar LIBOR index and other benchmark rates, or otherwise committed fraud or violated antitrust and other laws. Certain of these actions are ongoing. No assurance can be provided as to which entity or entities will assume responsibility for setting the applicable rates in the future. In addition, no assurance can be provided that LIBOR accurately represents the offered rate applicable to loans in U.S. dollars for the specified periods between leading European banks or that LIBOR’s prominence as a benchmark interest rate will be preserved. Further, the chief executive of the Financial Conduct Authority of the United Kingdom (the “FCA”), in a speech on July 27, 2017, indicated that the FCA intends to phase out LIBOR by the end of 2021, and after such time will no longer seek to compel panel banks to provide LIBOR submissions (the “FCA Announcement”). The FCA has indicated that it expects that the current panel banks will voluntarily sustain LIBOR until the end of 2021, although there can be no assurance that they will not cease to do so sooner. No prediction can be made as to future levels of the LIBOR index or as to the timing of any changes thereto, the effect of the FCA Announcement, or whether banks will continue to provide LIBOR submissions to the ICE Administration, each of which may adversely affect the trading market for LIBOR-based securities.

Any changes announced by the FCA, including the FCA Announcement, the ICE Administration or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase or decrease in the reported LIBOR rates. If that were to occur, the level of interest payments on and the trading value of the Floating Rate Notes may be adversely affected. At this time, it is not possible to predict the effect of any such changes or any establishment of alternative reference rates. If a published LIBOR rate is unavailable, the rate of interest on the Floating Rate Notes will be determined using the alternative methods set forth in “Description of the Notes—Interest—Floating Rate Notes.” Any of these alternative methods may result in interest payments that are lower than or that do not otherwise correlate over time with the payments that would have been made on such notes if a LIBOR rate was available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of a LIBOR rate may make one or more of the alternative methods impossible or impracticable to determine. If, as set forth in “Description of the Notes—Interest—Floating Rate Notes,” a published LIBOR rate is unavailable and the alternative methods are impossible or impracticable to determine, the subsequent interest rate for the Floating Rate Notes will be equal to the rate of LIBOR for the then-current interest period, which could remain in effect for the remaining term of the Floating Rate Notes, and the value of such notes may be adversely affected.

The notes may be subject to a Bail-in Conversion.

The Canada Deposit Insurance Corporation (“CDIC”) has the power to convert, or cause CIBC to convert, in whole or in part, by means of a transaction or series of transactions and in one or more steps, the prescribed liabilities of CIBC into the common shares of CIBC or any of its affiliates (“Bail-in Conversion”), if the Governor in Council (Canada) makes an order under paragraph 39.13(1)(d) of the Canada Deposit Insurance Corporation Act (Canada) in respect of CIBC. On June 16, 2017, the Government of Canada pre-published a draft version of the Bank Recapitalization (Bail-in) Conversion Regulations (the “Bail-in Regulations”) prescribing the categories of liabilities that may be subject to a Bail-in Conversion. Under the proposed Bail-in Regulations, a debt obligation issued by CIBC will be subject to a Bail-in Conversion, if, among other things, the debt obligation (a) is issued 180 days after the date on which the Bail-in Regulations are adopted (the “Implementation Date”) or is amended after the Implementation Date to increase the principal amount or extend the term, (b) has a term to maturity of more than 400 days or is perpetual, (c) is unsecured at the time of its issuance, and (d) is assigned a CUSIP number, ISIN, or other similar designation. Certain exceptions apply. The proposed Bail-in Regulations have not been adopted as of the date hereof. If the Bail-in Regulations are adopted as proposed, the Notes issued pursuant to this Prospectus Supplement will not be subject to a Bail-in Conversion unless they are amended to increase the principal amount or extend the term after the Implementation Date. However, there is no guarantee that the Bail-in Regulations will be adopted as proposed. If the Notes are subject to a Bail-in Conversion, the market value of the Notes may be adversely affected.

USE OF PROCEEDS

The net proceeds to the Bank from the sale of the Notes, after deducting the expenses of the offering and the underwriting discount, are estimated to be approximately US$         million. The net proceeds will be added to the Bank’s funds and will be used for general corporate purposes.

DESCRIPTION OF THE NOTES

The following summary description of the terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description set forth under the heading “Description of Debt Securities” in the accompanying Short Form Base Shelf Prospectus and should be read in conjunction with such description. This description does not purport to be complete and is qualified in its entirety by reference to all provisions of the Notes and the indenture, dated as of September 14, 2010 (the “Indenture”), between the Bank and The Bank of New York Mellon, as trustee (the “Trustee”). As used in this description, the terms “CIBC,” “the Bank,” “we,” “us” and “our” refer only to Canadian Imperial Bank of Commerce and not to any of its subsidiaries. All capitalized terms used under this heading “Description of the Notes” that are not defined herein have the meanings ascribed thereto in the accompanying Short Form Base Shelf Prospectus.

General

The following is a description of the terms of the (i) US$             aggregate principal amount of Fixed Rate Notes and (ii) US$             aggregate principal amount of Floating Rate Notes offered by this Prospectus Supplement (which are referred to in this Prospectus Supplement collectively as the “Notes” and, in the accompanying Short Form Base Shelf Prospectus, as “Debt Securities”). The Notes will constitute our unsecured and unsubordinated obligations and will constitute deposit liabilities of the Bank for purposes of the Bank Act and will rank equally with all of our other unsecured and unsubordinated debt including deposit liabilities, other than certain statutory claims in accordance with applicable law, and prior to all of our subordinated debt.

Payment of principal and interest on the Notes will be made in U.S. dollars. We will pay interest, principal and any other money due on the Notes at the corporate trust office of The Bank of New York Mellon or such other office as may be agreed upon. Holders of Notes must make arrangements to have their payments picked up at or wired from that office or such other office as may be agreed upon. We may also choose to pay interest by mailing checks.

The Notes are not entitled to the benefits of any sinking fund.

The Notes of each series will be issued in denominations of US$2,000 and integral multiples of US$1,000 in excess of such amount. Upon issuance, each series of Notes will be represented by one or more fully registered global notes. Each global note will be deposited with, or on the behalf of, DTC, as depositary. Beneficial interests in the Notes will be shown on, and transfers thereof will be affected only through the book-entry records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream. See “Legal Ownership and Book-Entry Issuance” in the accompanying Short Form Base Shelf Prospectus.

Maturity

The Fixed Rate Notes will mature on         ,         and the Floating Rate Notes will mature on         ,         .

Interest

Fixed Rate Notes

The Fixed Rate Notes will bear interest from and including             , 2017 at a rate of         % per annum. We will pay interest semi-annually in arrears on              and              of each year, commencing on             , 2018 (each, a “Fixed Rate Notes Interest Payment Date”). Interest will be payable on each Fixed Rate Notes Interest Payment Date to the persons in whose names the Fixed Rate Notes are registered at the close of business on the preceding             or             , as the case may be, whether or not a business day. However, we will pay interest on the maturity date to the same persons to whom the principal will be payable. If any Fixed Rate Notes Interest Payment Date or the maturity date falls on a day that is not a business day, the interest will be paid on the next following business day (and no interest will be paid in respect of the delay). A “business day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law or executive order to close in the city of New York, New York or Toronto, Ontario.

Interest on the Fixed Rate Notes will accrue from and including their issue date to, but excluding, the first Fixed Rate Notes Interest Payment Date and then from and including each Fixed Rate Notes Interest Payment Date to which interest has been paid or duly provided for to, but excluding, the next Fixed Rate Notes Interest Payment Date or the maturity date, as the case may be.

Interest on the Fixed Rate Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Floating Rate Notes

The Floating Rate Notes will bear interest for each interest period at a rate determined by the calculation agent. The calculation agent is The Bank of New York Mellon until such time as we appoint a successor calculation agent. The interest rate on the Floating Rate Notes for a particular interest period will be a per annum rate equal to three-month USD LIBOR as determined on the applicable interest determination date plus         %. The interest determination date for an interest period will be the second London business day preceding the first day of such interest period. Promptly upon determination, the calculation agent will inform the Trustee and us of the interest rate for the next interest period. Absent manifest error, the determination of the interest rate by the calculation agent shall be binding and conclusive on the holders of the Floating Rate Notes, the Trustee and us. A London business day is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Interest on the Floating Rate Notes will be paid to but excluding the relevant interest payment date. We will make interest payments on the Floating Rate Notes quarterly in arrears on         ,         ,          and          of each year, commencing on         , 2018. Interest will be payable on each interest payment date to the persons in whose names the Floating Rate Notes are registered at the close of business on the preceding         ,         ,          or         , as the case may be, whether or not a business day. However, we will pay interest on the maturity date to the same persons to whom the principal will be payable. Interest on the Floating Rate Notes will accrue from and including         , 2017, to but excluding the first interest payment date and then from and including the immediately preceding interest payment date to which interest has been paid or duly provided for to but excluding the next interest payment date or maturity date, as the case may be. We refer to each of these periods as an “interest period.” The amount of accrued interest that we will pay for any interest period can be calculated by multiplying the face amount of the Floating Rate Notes then outstanding by an accrued interest factor. This accrued interest factor is computed by adding the interest factor for each day from         , 2017, or from the last date we paid interest to you, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. If an interest payment date for the Floating Rate Notes falls on a day that is not a business day, the interest payment date will be postponed to the next succeeding business day unless such next succeeding business day would be in the following month, in which case, the interest payment date will be the immediately preceding business day.

On any interest determination date, LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least US$1,000,000, as such rate appears on “Reuters Page LIBOR01” at approximately 11:00 a.m., London time, on such interest determination date. If on an interest determination date, such rate does not appear on the “Reuters Page LIBOR01” as of 11:00 a.m., London time, or if the “Reuters Page LIBOR01” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P. page “BBAM.”

If no offered rate appears on “Reuters Page LIBOR01” or Bloomberg L.P. page “BBAM” on an interest determination date at approximately 11:00 a.m., London time, then we will select four major banks in the London interbank market and will request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least US$1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time, which such quotations we will promptly deliver to the calculation agent. If at least two quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, we will select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the interest determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least US$1,000,000 that is representative of single transactions at that time, which such quotations we will promptly deliver to the calculation agent. If three quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of LIBOR for the next interest period will be set equal to the rate of LIBOR for the then current interest period.

Upon request from any holder of Floating Rate Notes, the calculation agent will provide the interest rate in effect for the Floating Rate Notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

All percentages resulting from any calculation of the interest rate on the Floating Rate Notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all U.S. dollar amounts used in or resulting from such calculation on the Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward). Each calculation of the interest rate on the Floating Rate Notes by the calculation agent will (in absence of manifest error) be final and binding on the holders and us.

The interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. In no event will the interest rate on the Floating Rate Notes be less than zero.

Further Issues

The Indenture does not limit the amount of notes, debentures or other evidences of indebtedness that the Bank may issue thereunder and provides that notes, debentures or other evidences of indebtedness may be issued from time to time in one or more series. The Bank may from time to time, without giving notice to or seeking the consent of the holders of the Notes of a series offered hereby, issue additional debt securities having the same terms as the Notes of such series (except for the issue date and, in some cases, the public offering price and the first interest payment date) and ranking equally and ratably with the Notes of such series. Any additional debt securities having such same terms, together with the Notes of the applicable series, will constitute a single series of securities under the Indenture, including for purposes of voting and redemptions. No such additional debt securities of such series may be issued if an “event of default” (as such term is defined in the accompanying Short Form Base Shelf Prospectus) has occurred and is continuing with respect to the Notes of such series.

Payment of Additional Amounts

Subject to the exceptions described below, all payments of principal or interest made by or on behalf of the Bank under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereafter “Canadian taxes”), unless the Bank is required to withhold or deduct Canadian taxes by law or by the official interpretation or administration thereof. If the Bank is so required to withhold or deduct any amount for or on account of Canadian taxes from any payment of principal or interest made under or with respect to the Notes, the Bank will pay to each holder of Notes as additional interest such additional amounts (“additional amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian taxes on such additional amounts) will not be less than the amount such holder would have received if such Canadian taxes had not been withheld or deducted, except as described below. However, no additional amounts will be payable with respect to a payment made to a holder (such holder, an “excluded holder”) in respect of the beneficial owner thereof:

•

with which the Bank does not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) at the time of the making of such payment or which is entitled to the payment in respect of a debt or obligation to pay an amount to a person with which the Bank does not deal at arm’s length for the purpose of the Income Tax Act (Canada), at the time of making such payment;

•

which is, or which does not deal at arm’s length with a person who is, a “specified shareholder” (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of the Bank (generally a person will be a “specified shareholder” for this purpose if that person, either alone or together with persons with whom the person does not deal at arm’s length for the purpose of the Income Tax Act (Canada), owns or has the right to acquire or control 25% or more of (a) the Bank’s voting shares, or (b) the fair market value of all of the Bank’s shares);

•

which is subject to such Canadian taxes by reason of the holder being or having been a resident, domiciliary or national of, engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the Notes or the receipt of payments thereunder;

•

which is subject to such Canadian taxes by reason of the holder’s or beneficial owner’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian taxes;

•	with respect to any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment, levy, duty, impost or other governmental charge;

•

which is a fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that the Canadian taxes would not have been imposed on such payment had such holder been the sole beneficial owner of such Notes; or

•

which is in respect of any tax imposed under Sections 1471 through 1474 of the United States Internal Revenue Code of 1986 (or any amended or successor provisions), any current or future regulations or official interpretations thereunder or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the United States Internal Revenue Code of 1986, any applicable intergovernmental agreement entered into in connection with the implementation of the foregoing and any fiscal or regulatory legislation, rules or official practices adopted pursuant to any such intergovernmental agreement.

The Bank will also:

•	make such withholding or deduction; and

•	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The Bank will furnish to the Trustee and holders of the Notes, within 60 days after the date the payment of any Canadian taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by the Bank to the relevant taxation authority.

The Bank will indemnify and hold harmless each holder of Notes (other than an excluded holder) from and against, and upon written request reimburse each such holder for the amount (excluding any additional amounts that have previously been paid by the Bank with respect thereto) of:

•	any Canadian taxes so levied or imposed and paid by such holder as a result of payments of principal or interest made by or on behalf of the Bank under or with respect to the Notes;

•	any penalties and interest arising therefrom or with respect thereto; and

•	any Canadian taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian taxes on such holder’s net income or capital.

In any event, no additional amounts or indemnity amounts will be payable under the provisions described above in respect of any Note in excess of the additional amounts and the indemnity amounts which would be required if, at all relevant times, the holder of such Note were a resident of the United States for purposes of and was entitled to all of the benefits of the Canada-U.S. Income Tax Convention (1980), as amended, including any protocols thereto. As a result of the limitation on the payment of additional amounts and indemnity amounts discussed in the preceding sentence, the additional amounts or indemnity amounts received by certain holders of Notes may be less than the amount of Canadian taxes withheld or deducted or the amount of Canadian taxes (and related amounts) levied or imposed giving rise to the obligation to pay the indemnity amounts, as the case may be, and, accordingly, the net amount received by such holders of Notes will be less than the amount such holders would have received had there been no such withholding or deduction in respect of Canadian taxes or had such Canadian taxes (and related amounts) not been levied or imposed.

Wherever in the Indenture governing the terms of the Notes there is mentioned, in any context, the payment of principal, interest, if any, or any other amount payable under or with respect to a Note, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable in respect thereof.

In the event of the occurrence of any transaction or event resulting in a successor to the Bank, all references to Canada in the preceding paragraphs of this subsection shall be deemed to be references to the jurisdiction of organization of the successor entity.

Tax Redemption

The Bank (or its successor) may redeem the Notes at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

•

as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes as described under “—Payment of Additional Amounts”; or

•

on or after the date of this Prospectus Supplement (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustee a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such Notes pursuant to their terms and (ii) the principal amount of the Notes to be redeemed.

Notice of intention to redeem the Notes will be given to holders of the Notes not more than 45, nor less than 30, days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.

Defeasance

The Notes are subject to defeasance under the conditions set forth in the Indenture and described under “Description of Debt Securities—Defeasance” in the accompanying Short Form Base Shelf Prospectus.

Governing Law

The Indenture is, and the Notes will be, governed by and construed in accordance with the laws of the State of New York (other than with respect to the ranking of the Notes which will be governed by and construed in accordance with the laws of the Province of Ontario and the applicable laws of Canada).

Concerning the Trustee

The Trustee, in its individual and any other capacity, may make loans to, accept deposits from, and perform services for the Bank as if it were not the Trustee; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that in case an event of default shall occur and be continuing (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of the Notes, unless such holder shall have offered to the Trustee security and indemnity reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

Book-Entry System; Delivery and Form

Global Notes

We will issue the Notes of each series in the form of one or more global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC (in the United States), Clearstream Banking S.A., Luxembourg, which we refer to as Clearstream, or Euroclear Bank SA/NV, which we refer to as Euroclear, in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC.

We have obtained the information in this section concerning DTC, Clearstream and Euroclear and the book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

We understand that:

•

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•

DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

•

DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries.

•

Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks and trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The DTC rules applicable to its participants are on file with the SEC.

We understand that Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

We understand that Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book—entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank SA/NV, which we refer to as the Euroclear Operator, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation, which we refer to as the Cooperative. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

We understand that the Euroclear Operator is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this Prospectus Supplement solely as a matter of convenience, and we make no representation or warranty of any kind with respect to these operations and procedures. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of the Bank, the underwriters or the Trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We expect that under procedures established by DTC:

•

upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•

ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the Notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in Notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the Notes represented by that global note for all purposes under the Indenture and under the Notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have Notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes and will not be considered the owners or holders thereof under the Indenture or under the Notes for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of Notes under the Indenture or a global note.

Neither the Bank nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the Notes.

Payments on the Notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the Notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be solely responsible for those payments.

Distributions on the Notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively referred to herein as the Terms and Conditions). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the Notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary. Such cross-market transactions, however, will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

Because of time-zone differences, credits of the Notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the Notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the Notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the Notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Notes

The global notes of a series of Notes may be exchanged for Notes of such series in certificated form only if:

(a)	DTC notifies the Bank that it is unwilling, unable or no longer qualified to continue as depositary with respect to such series of Notes and the Bank does not appoint another institution to act as depositary with respect to such series of Notes within 60 days;

(b)	if the Bank notifies the Trustee that it wishes to terminate the global note of such series; or

(c)	if an event of default with respect to such series of Notes has occurred and has not been cured or waived.

Any Notes in certificated form issued in exchange for a global note shall be registered in such names as DTC shall direct.

TRADING PRICE AND VOLUME OF CIBC’S SECURITIES

The following chart sets out the intra-day trading price (in Cdn$) and volume of CIBC’s securities on the Toronto Stock Exchange during the 12 months preceding the date of this Prospectus Supplement:

	Sep-16	Oct-16	Nov-16	Dec-16	Jan-17	Feb-17	Mar-17	Apr-17	May-17	Jun-17	Jul-17	Aug-17	Sep-17(1)
Common Shares
High	104.87	101.85	106.28	112.34	113.35	120.83	120.66	116.30	110.99	108.29	109.60	109.41	110.39
Low	100.03	99.17	97.52	106.50	109.85	110.81	112.72	108.84	104.40	104.50	105.14	104.44	103.84
Volume (‘000)	25,269	21,522	25,502	27,360	20,500	24,477	38,549	25,488	39,010	39,805	21,055	28,358	25,294
Pref Series 39
High	19.26	19.45	19.87	20.02	21.40	22.65	22.82	22.97	22.08	21.83	22.56	22.52	22.44
Low	18.55	18.57	19.00	19.10	19.42	21.17	22.05	22.06	20.99	20.66	21.82	21.65	22.00
Volume (‘000)	747	343	481	406	363	235	326	174	229	781	249	97	225
Pref Series 41
High	18.96	19.00	19.47	19.99	20.98	22.07	22.30	22.39	21.79	21.48	22.17	22.17	22.05
Low	18.10	18.11	18.52	18.59	19.24	20.67	21.39	21.56	20.47	20.16	21.32	21.24	21.68
Volume (‘000)	577	393	387	408	468	244	312	203	160	418	212	127	355
Pref Series 43
High	20.80	21.29	21.86	21.99	24.50	23.99	23.97	23.80	23.26	23.85	24.36	24.25	23.93
Low	19.72	20.16	20.42	20.77	21.77	22.56	22.93	23.15	22.26	22.26	23.69	23.09	23.34
Volume (‘000)	274	336	278	401	179	156	124	592	401	549	170	108	120
Pref Series 45(2)
High	—	—	—	—	—	—	—	—	—	25.10	25.17	25.16	25.45
Low	—	—	—	—	—	—	—	—	—	24.91	25.04	24.97	25.15
Volume (‘000)	—	—	—	—	—	—	—	—	—	8,620	5,015	2,112	839

(1)	Up to and including September 26, 2017.
(2)	On June 2, 2017, CIBC completed its offering of 32 million Basel III-compliant Non-cumulative Rate Reset Class A Preferred Shares Series 45 (Non-Viability Contingent Capital (NVCC))(the “Series 45 Shares”) priced at $25.00 per share. The Series 45 Shares commenced trading on such date on the Toronto Stock Exchange under the ticker symbol CM.PR.R.

EARNINGS COVERAGE RATIOS

The following ratios are calculated on the basis of amounts derived from our consolidated financial statements after giving effect to the issuance of the Notes, and maturities, repurchases and announced redemptions for the 12-month periods ended October 31, 2016 and July 31, 2017, respectively, prepared in accordance with IFRS. The ratios reported are not defined by IFRS and do not have any standardized meanings under IFRS and thus may not be comparable to similar measures used by other issuers.

Foreign currency amounts have been converted to Canadian dollars using the appropriate prevailing rates of exchange. As at October 31, 2016 and July 31, 2017, in the case of U.S. dollars, the rate was $1.3411 and $1.2466 per US$1.00, respectively.

The following ratios will be filed quarterly with the applicable securities regulatory authorities.

The table below sets forth CIBC’s consolidated ratios of earnings to fixed charges:

	12-month period ended October 31, 2016	12-month period ended July 31, 2017
Excluding Interest on Deposits(1)	x	x
Including Interest on Deposits(1)	x	x

(1)	Interest on deposits comprises interest expense relating to deposits and secured borrowing liabilities.

For purposes of computing these ratios, earnings represent net income attributable to equity shareholders before income taxes and income from equity investees. In addition, earnings are adjusted for the distributed income from equity investees and fixed charges (both including and excluding interest on deposits). Fixed charges represent (a) estimated interest within rental expense, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, and (c) interest expensed, both including and excluding interest on deposits as indicated. For purposes of the preceding paragraph, interest on deposits comprises interest expense relating to deposits and secured borrowing liabilities.

CIBC’s interest requirements based on subordinated indebtedness and deposits underlying Capital Trust securities outstanding as at October 31, 2016 and July 31, 2017, after giving effect to the issuance of the Notes and adjusted for repurchases and announced new issues and redemptions if any, would be $             million for the 12-month period ending October 31, 2017, and $             million for the 12-month period ending July 31, 2018. CIBC’s earnings before income taxes and actual interest requirements on subordinated indebtedness and deposits underlying Capital Trust securities, and net of non-controlling interests, for the 12-month period ended October 31, 2016, was $5,300 million, which was              times CIBC’s interest requirements as described above. CIBC’s earnings before income taxes and actual interest requirements on subordinated indebtedness and deposits underlying Capital Trust securities, and net of non-controlling interests, for the 12-month period ended July 31, 2017, was $5,818 million, which was              times CIBC’s interest requirements as described above.

In calculating the earnings coverage, non-controlling interests were adjusted to before-tax equivalents using the applicable statutory income tax rates in each of the relevant jurisdictions.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of a Note. This summary applies to holders only if they are a beneficial owner of a Note and acquire the Note in this offering for a price equal to the issue price of the Notes. For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a Note that, for U.S. federal income tax purposes, is:

•	a citizen or individual resident of the United States;

•

a corporation (including for this purpose any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) that is subject to the primary supervision of a court within the United States and under the control of one or more “United States persons” (as defined for U.S. federal income tax purposes), or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person.”

For the purposes of this discussion, a “non-U.S. Holder” means a beneficial owner of a Note that, for U.S. federal income tax purposes, is an individual, corporation (including for this purpose any other entity treated as a corporation for U.S. federal income tax purposes), trust or estate that is not a U.S. Holder.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued thereunder, and administrative and judicial interpretations thereof, all as of the date of this Prospectus Supplement and all of which are subject to change or differing interpretation (perhaps retroactively), and is for general information only. This summary addresses only beneficial owners of the Notes that hold the Notes as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes), and does not represent a detailed description of the U.S. federal income tax consequences to prospective purchasers of the Notes in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to prospective purchasers of the Notes that are subject to special treatment under the U.S. federal income tax laws, such as taxpayers subject to the alternative minimum tax or the U.S. federal estate and gift tax, U.S. expatriates, financial institutions, real estate investment trusts, regulated investment companies, partnerships or other pass-through entities, or investors in such entities, individual retirement and other tax deferred accounts, dealers and traders in securities or currencies, insurance companies, tax-exempt organizations, persons holding Notes as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security, and U.S. Holders whose functional currency is other than the U.S. dollar. We cannot assure holders that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a U.S. or non-U.S. partnership (including for this purpose an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Notes, the tax treatment of a partner generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Non-U.S. partnerships also generally are subject to special tax documentation requirements.

Holders should consult their own tax advisor concerning the particular U.S. federal income tax and other U.S. federal tax (such as U.S. federal estate and gift) consequences to them resulting from their ownership and disposition of the Notes, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

U.S. Holders

Interest. It is expected and this discussion assumes that either the issue price of the Notes will equal the stated principal amount of the Notes or the Notes will be issued with no more than a de minimis amount of original issue discount (“OID”). Interest paid to a U.S. Holder on a Note will be includible in the U.S. Holder’s gross income as ordinary interest income in accordance with its usual method of tax accounting. In addition, interest on the Notes will be treated as foreign source income for U.S. federal income tax purposes. Subject to certain conditions and limitations, non-U.S. taxes, if any, withheld on interest payments may be treated as non-U.S. taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The limitation on non-U.S. taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. Interest on the Notes generally will constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” As an alternative to the tax credit, a U.S. Holder may elect to deduct such taxes (the election would then apply to all non-U.S. income taxes such U.S. Holder paid in that taxable year). The rules governing the U.S. foreign tax credit are complex. U.S. Holders are urged to consult their tax advisor regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Sale, Exchange, Retirement or Other Disposition. Upon the sale, exchange, retirement or other disposition of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange, retirement or other disposition, other than accrued but unpaid interest which will be taxable as interest, and such U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of the Note to such U.S. Holder, and any such gain or loss will generally be capital gain or loss. For a non-corporate U.S. Holder, under current law, the maximum marginal U.S. federal income tax rate applicable to the gain will be generally lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if the U.S. Holder’s holding period for the Notes exceeds one year (i.e., such gain is long-term capital gain). Any gain or loss realized on the sale, exchange, retirement or other disposition of a Note generally will be treated as U.S. source gain or loss, as the case may be. Consequently, a U.S. Holder may not be able to claim a credit for any non-U.S. tax imposed upon a disposition of a Note. The deductibility of capital losses is subject to limitations.

A tax of 3.8% is also imposed on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from interest and net gain attributable to the disposition of certain property, including debt instruments, less certain deductions. U.S. Holders should consult their own tax advisors regarding the possible implications of this legislation in their particular circumstances.

Non-U.S. Holders

Subject to the discussion below under “—Backup Withholding and Information Reporting,” and under “—FATCA,” a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on interest paid in respect of the Notes, or gain recognized upon the sale, retirement or other taxable disposition of the Notes, unless (i) the interest or gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States (and, if a tax treaty applies, is attributable to a permanent establishment in the United States), or (ii) in the case of gain, the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the relevant taxable year and certain other conditions are met.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements apply to certain payments of principal of, and interest (including OID, if any) on, an obligation and to proceeds of the sale or redemption of an obligation, to certain holders of the Notes. Information reporting generally will apply to all such payments within the United States, or by a U.S. payor or U.S. middleman, to a U.S. Holder (other than an exempt recipient). The payor will be required to withhold on payments made within the United States, or by a U.S. payor or U.S. middleman, to a

U.S. Holder, if the holder fails to furnish its correct taxpayer identification number or otherwise establish an exemption from, backup withholding. Payments within the United States, or by a U.S. payor or U.S. middleman, of principal and interest to a non-U.S. Holder will not be subject to backup withholding and information reporting requirements if an appropriate certification is provided by the holder to the payor and the payor does not have actual knowledge or a reason to know that the certificate is incorrect. The backup withholding rate is currently 28%.

Backup withholding is not an additional tax. Holders generally will be entitled to credit any amounts withheld under the backup withholding rules against their U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Additionally, U.S. Holders that are individuals (and, to the extent provided in future regulations, certain entities) may be required to disclose information about their Notes on Form 8938—Statement of Specified Foreign Financial Assets—if the aggregate value of their Notes and their “specified financial assets” exceeds US$50,000 (or other thresholds depending on the individual’s exact circumstances). Significant penalties can apply if a U.S. Holder fails to disclose its specified foreign financial assets.

FATCA

Pursuant to Sections 1471 through 1474 of the Code and regulations promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”), a “foreign financial institution” may be required to withhold on certain payments it makes (“foreign passthru payments”) to persons (including such persons that are not beneficial owners of such payments) that fail to meet certain certification, reporting, or related requirements. CIBC is a foreign financial institution for these purposes. A number of jurisdictions (including Canada) have entered into, or have agreed in substance to, intergovernmental agreements with the United States to implement FATCA (“IGAs”), which modify the way in which FATCA applies in their jurisdictions. Under the provisions of the Canadian IGA, a foreign financial institution in Canada would generally not be required to withhold under FATCA on payments that it makes. Certain aspects of the application of the FATCA provisions and IGAs to instruments such as the Notes, including whether withholding would ever be required pursuant to FATCA or the Canadian IGA with respect to payments on instruments such as the Notes, are uncertain and may be subject to change. Even if withholding would be required pursuant to FATCA or the Canadian IGA with respect to payments on instruments such as the Notes, such withholding would not apply prior to January 1, 2019 and Notes issued on or prior to the date that is six months after the date on which final regulations defining “foreign passthru payments” are filed with the U.S. Federal Register generally would be “grandfathered” for purposes of FATCA withholding unless materially modified after such date. Holders should consult their own tax advisors regarding how these rules may apply to their investment in the Notes. In the event any withholding would be required pursuant to FATCA or an IGA with respect to payments on the Notes, no person will be required to pay additional amounts as a result of the withholding.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a Note pursuant to this Prospectus Supplement and who for the purposes of the Income Tax Act (Canada) and Regulations thereto (collectively, the “Act”) and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Bank, and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Note; (c) does not use or hold and is not deemed to use or hold the Note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the Note, and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Bank for purposes of the thin capitalization rules in the Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Bank’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is based upon the current provisions of the Act and an understanding of the current administrative policies and assessing practices published in writing by the Canada Revenue Agency prior to the date hereof. This summary takes into account all specific proposals to amend the Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposals”) and assumes that all Proposals will be enacted in the form proposed. However, no assurance can be given that the Proposals will be enacted as proposed or at all. This summary does not otherwise take into account any changes in law or in administrative policies or assessing practices, whether by legislative, administrative or judicial action, nor does it take into account any provincial, territorial or foreign income tax considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be, legal or tax advice to any particular purchaser. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

No Canadian withholding tax will apply to interest or principal paid or credited to a Non-Resident Holder by the Bank or to proceeds received by a Non-Resident Holder on the disposition of a Note, including on a redemption, payment on maturity, repurchase or purchase for cancellation or on a disposition of Notes to any other person with whom such holder deals at arm’s length for purposes of the Act. Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of Notes to a person with whom they are not dealing at arm’s length for purposes of the Act.

No other tax on income or gains will be payable by a Non-Resident Holder on interest or principal or on proceeds received by such a holder on the disposition of a Note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.

UNDERWRITING

Barclays Capital Inc., BNP Paribas Securities Corp., CIBC World Markets Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this Prospectus Supplement, each underwriter named below has severally agreed to purchase, and the Bank has agreed to sell to that underwriter, on              2017, the principal amount of Notes set forth opposite the underwriter’s name. The obligations of the underwriters under the underwriting agreement may be terminated if trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange or the Toronto Stock Exchange, trading of any securities of the Bank shall have been suspended or materially limited on any exchange or in any over-the-counter market, a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, any moratorium on commercial banking activities shall have been declared by U.S. federal, New York State, Canadian federal or Ontario provincial authorities, there shall have occurred any outbreak or escalation of hostilities involving the United States or Canada or there shall have been a declaration of a national emergency or war by the United States or Canada, or any material adverse change in financial markets in the United States or Canada, and may also be terminated upon the occurrence of certain stated events.

Underwriters	Principal Amount of Fixed Rate Notes	Principal Amount of Floating Rate Notes
Barclays Capital Inc.	US$	US$
BNP Paribas Securities Corp.
CIBC World Markets Corp.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC

Total	US$	US$

The Notes are being offered by the underwriters subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose initially to offer the Notes to the public at the public offering prices on the cover page of this Prospectus Supplement. The underwriters may offer the Fixed Rate Notes to dealers at the public offering price for the Fixed Rate Notes less a concession not in excess of         % of the principal amount per Fixed Rate Note. The underwriters may allow, and the dealers may reallow, a discount not in excess of         % of the principal amount of the Fixed Rate Notes to other dealers. The underwriters may offer the Floating Rate Notes to dealers at the public offering price for the Floating Rate Notes less a concession not in excess of         % of the principal amount per Floating Rate Note. The underwriters may allow, and the dealers may reallow, a discount not in excess of         % of the principal amount of the Floating Rate Notes to other dealers. After the initial public offering of the Notes, the underwriters may change the public offering prices and discounts to broker/ dealers.

The expenses of the offering, not including the underwriting discount, are estimated to be US$             and are payable by the Bank.

Each series of Notes is a new issue of securities with no established trading market. We do not intend to list the Notes of either series on any securities exchange or automated quotation system. The underwriters have advised us that they intend to make a secondary market for the Notes of each series. However, they are not obligated to do so and may discontinue making a secondary market for the Notes of either series at any time without notice. If a trading market develops, no assurance can be given as to how liquid that trading market for such Notes will be.

The Bank has agreed to indemnify the underwriters against liabilities under the U.S. Securities Act of 1933, as amended, or contribute to payments that the underwriters may be required to make in that respect.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Over-allotment involves sales by the underwriters of Notes in excess of the principal amount of the Notes of a series the underwriters are obligated to purchase, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Notes of a series in the open market after pricing that could adversely affect investors who purchase such series of Notes in the offering. Penalty bids permit the underwriters to reclaim a selling concession from a broker/dealer when the Notes originally sold by such broker/ dealer are purchased in a stabilizing or covering transaction to cover short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Notes of a series or preventing or retarding a decline in the market price of the Notes of a series. As a result, the price of the Notes of a series may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Bank or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Bank or its affiliates. Certain of the underwriters or their affiliates that have a lending relationship with the Bank routinely hedge their credit exposure to the Bank consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the Bank’s securities, including potentially the Notes. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We expect that delivery of the Notes will be made against payment therefor on or about                     , 2017, which is five business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on any date prior to two business days before delivery should consult their own advisor.

Conflicts of Interest

Because CIBC World Markets Corp. is an affiliate of the Bank and is participating in the distribution of the Notes in this offering as an underwriter, CIBC World Markets Corp. has a “conflict of interest” as defined in FINRA Rule 5120. Consequently, this offering is being conducted in compliance with FINRA Rule 5120. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated investment grade by a nationally recognized statistical rating organization acceptable to FINRA. CIBC World Markets Corp. is not permitted to sell Notes in this offering to accounts over which discretionary control is exercised without the prior specific written authority of the accountholder.

CIBC World Markets Corp. and CIBC World Markets Inc. are wholly-owned subsidiaries of the Bank. By virtue of such relationship, the Bank is a related and connected issuer of CIBC World Markets Inc. under applicable Canadian securities legislation. The decision to distribute the Notes and the determination of the terms of the distribution, including the price of the Notes, were made through negotiations between the Bank on the one hand and the underwriters on the other hand. Barclays Capital Inc., BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated (and its Canadian investment dealer affiliate) and Wells Fargo Securities, LLC, joint book-running managers in respect of which the Bank is not a related or connected issuer, have participated in the structuring and pricing of the offering and in the due diligence activities performed by the underwriters for the offering. CIBC World Markets Corp. and CIBC World Markets Inc. will not receive a benefit in connection with this offering, other than their share of the underwriters’ fee payable by the Bank.

Offering Restrictions

This Prospectus Supplement does not constitute an offer of the Notes, directly or indirectly, in Canada or to residents of Canada except in the Province of Ontario by way of resale to the Canadian investment dealer affiliates of CIBC World Markets Corp. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. None of the underwriters is registered to sell securities in this offering in any Canadian jurisdiction and, accordingly, has represented and agreed that it has not offered or sold, directly or indirectly, and that it will not, directly or indirectly, offer, sell or deliver, any of the Notes in or from Canada or to any resident of Canada, provided that the underwriters may, in their discretion, resell such Notes to the Canadian investment dealer affiliates of CIBC World Markets Corp. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Each of Barclays Capital Inc., BNP Paribas Securities Corp., CIBC World Markets Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC has also agreed that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the Notes that may be entered into by such underwriter. The Notes offered under this Prospectus Supplement to purchasers outside of Canada are being qualified for sale under the securities laws of the Province of Ontario. The Notes will not be qualified for sale under the securities laws of any province or territory of Canada, other than the province of Ontario.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this Prospectus Supplement, as completed by the Final Terms in relation thereto, to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Notes to the public in that Relevant Member State:

(i)	at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(ii)	at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the relevant Issuer for any such offer; or

(iii)	at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes referred to in (i) to (iii) above shall require the relevant Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(i)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the relevant Issuer or, in the case of ANZNIL Notes, the Guarantor; and

(ii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Hong Kong

The Notes may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) and any rules made thereunder or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) and which do not constitute an offer to the public within the meaning of that Ordinance; and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purposes of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong or otherwise is or contains an invitation to the public (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”), and each underwriter will be deemed to represent and agree that it has not offered or sold directly or indirectly, and agrees not to offer or sell the Notes, directly or indirectly, in Japan or to, or for the account or benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, a Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and other applicable laws, regulations and ministerial guidelines promulgates by the relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purpose of this paragraph “Japanese Person” means any person resident in Japan, including any corporation or other entity incorporated or organized under the laws of Japan.

Singapore

This Prospectus Supplement has not been registered as a prospectus under the Securities and Futures Act, Chapter 289 of Singapore (“SFA”) by the Monetary Authority of Singapore and the offer of the Notes in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, this Prospectus Supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA (an “Institutional Investor”) pursuant to Section 274 of the SFA, (ii) to an accredited investor as defined in Section 4A of the SFA (an “Accredited Investor”) or other relevant person as defined in Section 275(2) of the SFA (a “Relevant Person”) and pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

It is a condition of the offer that where the Notes are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:

•

a corporation (which is not an Accredited Investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

•	a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor,

the shares, debentures and units of shares and debentures of that corporation and the beneficiaries’ rights and interest (howsoever described) in that trust, shall not be transferred within 6 months after that corporation or that trust has subscribed for or acquired the Notes except:

(i)	to an Institutional Investor, or an Accredited Investor or other Relevant Person, or which arises from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Republic of Korea

The Notes have not been and will not be registered under the Financial Investment Services and Capital Markets Act and the decrees and regulations thereunder (the “FSCMA”) and the Notes have been and will be offered in Korea as a private placement under the FSCMA. None of the Notes may be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except as otherwise permitted under the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). For a period of one year from the issue date of the Notes, any acquirer of the Notes who was solicited to buy the Notes in Korea is prohibited from transferring any of the Notes to another person in any way other than as a whole to one transferee. Furthermore, the purchaser of the Notes shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the Notes.

Taiwan

The Notes have not been, and will not be, registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”) and/or other regulatory authority of Taiwan pursuant to applicable securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Taiwan Securities and Exchange Act or relevant laws and regulations that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or other regulatory authority of Taiwan. No person or entity in Taiwan is authorized to offer, sell or distribute or otherwise intermediate the offering of the Notes or the provision of information relating to this Prospectus Supplement.

The Notes may be made available to Taiwan resident investors outside Taiwan for purchase by such investors outside Taiwan for purchase outside Taiwan by investors residing in Taiwan, but may not be issued, offered sold or resold in Taiwan, unless otherwise permitted by Taiwan laws and regulations. No subscription or other offer to purchase the Notes shall be binding on us until received and accepted by us or any underwriter outside of Taiwan (the “Place of Acceptance”), and the purchase/sale contract arising therefrom shall be deemed a contract entered into in the Place of Acceptance.

People’s Republic of China (excluding Hong Kong, Macau and Taiwan)

The Notes are not being offered or sold and may not be offered or sold, directly or indirectly, in the People’s Republic of China, or the PRC (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except as permitted by all relevant laws and regulations of the PRC.

This Prospectus Supplement (i) has not been filed with or approved by the PRC authorities and (ii) does not constitute an offer to sell, or the solicitation of an offer to buy, any Notes in the PRC to any person to whom it is unlawful to make the offer of solicitation in the PRC.

The Notes may not be offered, sold or delivered, or offered, sold or delivered to any person for reoffering or resale or redelivery, in any such case directly or indirectly (i) by means of any advertisement, invitation, document or activity which is directed at, or the contents of which are likely to be accessed or read by, the public in the PRC, or (ii) to any person within the PRC, other than in full compliance with the relevant laws and regulations of the PRC.

Investors in the PRC are responsible for obtaining all relevant government regulatory approvals/licenses, verification and/or registrations themselves, including, but not limited to, those which may be required by the China Securities Regulatory Commission, the State Administration of Foreign Exchange and/or the China Banking Regulatory Commission, and complying with all relevant PRC laws and regulations, including, but not limited to, all relevant foreign exchange regulations and/or securities investment regulations.

Switzerland

This Prospectus Supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the Notes will not be listed on the SIX Swiss Exchange. Therefore, this Prospectus Supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the Notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the Notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

LEGAL MATTERS

Certain legal matters in connection with the offering of the Notes will be passed upon, on behalf of the Bank, by Blake, Cassels & Graydon LLP, the Bank’s Canadian counsel, and Mayer Brown LLP, the Bank’s U.S. counsel. Certain legal matters will be passed upon for the underwriters by Allen & Overy LLP, the underwriters’ U.S. counsel.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various securities commissions or similar authorities in Canada, are incorporated by reference in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus:

1.	CIBC’s Annual Information Form dated November 30, 2016, which incorporates by reference portions of CIBC’s Annual Report for the year ended October 31, 2016 (“CIBC’s 2016 Annual Report”);

2.	CIBC’s comparative audited consolidated financial statements for the year ended October 31, 2016, together with the auditors’ report thereon;

3.	CIBC’s Management’s Discussion and Analysis of results of operations for the year ended October 31, 2016 (“CIBC’s 2016 MD&A”);

4.	CIBC’s comparative unaudited interim consolidated financial statements for the three-month and nine-month periods ended July 31, 2017 included in CIBC’s Report to Shareholders for the Third Quarter, 2017 (“CIBC’s 2017 Third Quarter Report”);

5.	CIBC’s Management’s Discussion and Analysis of results of operations contained in CIBC’s 2017 Third Quarter Report (“CIBC’s 2017 Third Quarter MD&A”);

6.	CIBC’s Management Proxy Circular dated February 23, 2017 regarding CIBC’s annual meeting of shareholders held on April 6, 2017;

7.	CIBC’s Forms 6-K filed with the SEC on March 30, 2017, May 4, 2017, May 16, 2017, May 25, 2017 (relating to CIBC’s ratio of earnings to fixed charges), May 25, 2017 (relating to CIBC’s dividends), June 14, 2017, July 3, 2017, August 24, 2017 (relating to CIBC’s ratio of earnings to fixed charges) and August 24, 2017 (relating to CIBC’s dividends).

All documents required to be incorporated by reference in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus and any news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements filed by CIBC with the various securities commissions or similar authorities in Canada on or after the date of this Prospectus Supplement and prior to the termination of the distribution of the Notes shall be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus. In addition, any documents filed on Form 40-F or furnished on Form 6-K (if and to the extent expressly provided therein) by CIBC with the SEC, after the date of this Prospectus Supplement and prior to the distribution of the Notes, shall be deemed to be incorporated by reference in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus and the registration statement of which they form a part.

Any statement contained in this Prospectus Supplement, the accompanying Short Form Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement or the Short Form Base Shelf Prospectus, as the case may be, to the extent that a statement contained herein or therein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the accompanying Short Form Base Shelf Prospectus.

Short Form Base Shelf Prospectus

Short Form Base Shelf Prospectus

New Issue	March 13, 2017

Canadian Imperial Bank of Commerce

(a Canadian chartered bank)

Commerce Court,

Toronto, Ontario, Canada

M5L 1A2

US$10,000,000,000

Senior Debt Securities (unsubordinated indebtedness)

Subordinated Debt Securities (subordinated indebtedness)

Common Shares

Canadian Imperial Bank of Commerce (“CIBC”) may from time to time offer and issue the following securities: (i) unsecured unsubordinated debt securities (the “Senior Debt Securities”) that would constitute deposit liabilities of CIBC for purposes of the Bank Act (Canada) (the “Bank Act”); (ii) unsecured subordinated debt securities that would constitute subordinated indebtedness of CIBC for purposes of the Bank Act (the “Subordinated Debt Securities” and, together with the Senior Debt Securities, the “Debt Securities”); and (iii) common shares (the “Common Shares” and, together with the Debt Securities, the “Securities”).

CIBC is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), and are subject to Canadian auditing and auditor independence standards, and thus are not comparable to financial statements of United States companies. CIBC maintains its financial books and records, and prepares its consolidated financial statements, in accordance with IFRS as issued by the International Accounting Standards Board.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. The tax consequences for investors who are resident in, or citizens of, Canada or the United States may vary depending on their particular situation and the description of such consequences in any applicable Prospectus Supplement may not address all of the consequences that are applicable to those particular situations.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that CIBC is a Canadian bank, that many of its officers and directors, and some of the experts named in this Prospectus, may be residents of Canada and that all or a substantial portion of the assets of CIBC and such persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES REGULATORS NOR HAS THE SEC OR ANY STATE SECURITIES REGULATORS PASSED UPON THE ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Securities offered hereby may be offered separately or together, in amounts, at prices and on terms to be set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). All shelf information and information as to a particular offering that is not included in this short form base shelf prospectus (the “Prospectus”) will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. CIBC may sell up to US$10,000,000,000 in aggregate initial offering price of Securities (or the U.S. dollar equivalent thereof at the time of issuance, if any, of the Securities are denominated in a currency or currency unit other than U.S. dollars) during the 25 month period that this Prospectus, including any amendments hereto, remains valid. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at the option of CIBC or the holder, any exchange or conversion terms and any other specific terms and (ii) in the case of Common Shares, the currency or currency unit for which the Common Shares may be purchased, the number of Common Shares and the offering price.

The Superintendent of Financial Institutions (the “Superintendent”) establishes capital adequacy requirements for issuances of regulatory capital by banks. These requirements include that all regulatory capital must be able to absorb losses in a failed financial institution. In accordance with capital adequacy requirements adopted by the Superintendent, newly issued non-common capital instruments, including the Subordinated Debt Securities offered hereby, must include terms providing for the full and permanent conversion of such securities into Common Shares upon the occurrence of certain trigger events relating to financial viability (the “Non-Viability Contingent Capital Provisions”) in order to qualify as regulatory capital. The particular terms and provisions of any Subordinated Debt Securities, including any Non-Viability Contingent Capital Provisions for any such Subordinated Debt Securities that CIBC issues under this Prospectus will be described in one or more Prospectus Supplements relating to such Subordinated Debt Securities.

The Securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the Prospectus Supplement relating to a particular issue of Securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada (except in the Province of Ontario).

The Securities may be sold through underwriters or dealers purchasing as principals, through agents designated by CIBC (such underwriters, dealers and agents are collectively referred to in this Prospectus as “Investment Dealers” and individually as an “Investment Dealer”) or by CIBC directly pursuant to applicable statutory exemptions, from time to time. See “Plan of Distribution”. Each Prospectus Supplement will identify each Investment Dealer engaged in connection with the offering and sale of those Securities, and will also set forth the terms of the offering of such Securities including the net proceeds to CIBC and, to the extent applicable, any fees payable to the Investment Dealers. The offerings are subject to approval of certain legal matters on behalf of CIBC. CIBC or its affiliates may use this Prospectus in a market-making transaction in any of these securities offered hereby after their initial sale. Unless CIBC or its agent informs you otherwise in the confirmation of sale, this Prospectus is being used in a market-making transaction.

References to “$” and “Cdn$” and “dollars” are to Canadian dollars and references to “US$” are to U.S. dollars.

There is currently no market through which the Debt Securities offered hereunder may be sold and purchasers may not be able to resell such Debt Securities purchased under this Prospectus. This may affect the pricing of such Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Debt Securities, and the extent of issuer regulation. See the “Plan of Distribution” and “Risk Factors” sections of this Prospectus and the applicable Prospectus Supplement. The outstanding Common Shares of CIBC are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”).

The Senior Debt Securities will be direct unsecured unsubordinated obligations that rank equally and rateably with all of CIBC’s other unsecured and unsubordinated debt, including deposit liabilities, other than certain governmental claims in accordance with the Bank Act. The Subordinated Debt Securities will be direct unsecured obligations of CIBC constituting subordinated indebtedness for the purposes of the Bank Act ranking equally and rateably with all of CIBC’s other subordinated indebtedness from time to time outstanding.

The Debt Securities will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (Canada) or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

Forward-Looking Statements

This Prospectus, including the documents that are incorporated by reference in this Prospectus, contains forward-looking statements within the meaning of certain securities laws. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook of CIBC for calendar year 2017 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require CIBC to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of CIBC’s risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where CIBC operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in CIBC’s estimates of reserves and allowances; changes in tax laws; changes to CIBC’s credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on CIBC’s business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of CIBC’s business infrastructure; potential disruptions to CIBC’s information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to CIBC concerning clients and counterparties; the failure of third parties to comply with their obligations to CIBC and its affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where CIBC has operations, including increasing Canadian household debt levels and global credit risks; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; CIBC’s ability to attract and retain key employees and executives; CIBC’s ability to successfully execute its strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of the acquisition of PrivateBancorp, Inc. will not be realized within the expected time frame or at all or the possibility that the acquisition does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; and CIBC’s ability to anticipate and manage the risks associated with these factors.

This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of CIBC’s 2016 Annual Report (as defined herein). These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this Prospectus or the documents incorporated by reference in this Prospectus except as required by law.

Available Information

In addition to the continuous disclosure obligations under the securities laws of the provinces and territories of Canada, CIBC is subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, CIBC is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and CIBC’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. CIBC’s reports and other information filed with or furnished to the SEC are available, and reports and other information filed or furnished in the future with or to the SEC will be available, from the SEC’s EDGAR System (http://www.sec.gov) as well as from commercial document retrieval services. Any document CIBC files with or furnishes to the SEC may be inspected and, by paying a fee, copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities. CIBC’s Common Shares are listed on the New York Stock Exchange and reports and other information concerning CIBC may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

CIBC has filed with the SEC, under the U.S. Securities Act of 1933, as amended, a registration statement on Form F-10 (the “Registration Statement”) with respect to the Securities. This Prospectus forms a part of that Registration Statement. This Prospectus does not contain all of the information that is set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, reference is made to an exhibit to the Registration Statement, if applicable, for a more complete description of the matter, each such statement being qualified in its entirety by such reference. For further information with respect to CIBC and the Securities, reference is made to the Registration Statement and the exhibits thereto, which will be publicly available as described in the preceding paragraph.

Documents Incorporated by Reference

The following documents, filed with the various securities commissions or similar authorities in Canada, are incorporated by reference into this Prospectus:

(i)	CIBC’s Annual Information Form dated November 30, 2016 (“CIBC’s 2016 AIF”), which incorporates by reference portions of CIBC’s Annual Report for the year ended October 31, 2016 (“CIBC’s 2016 Annual Report”);

(ii)	CIBC’s comparative audited consolidated financial statements for the year ended October 31, 2016, together with the auditors’ report thereon;

(iii)	CIBC’s comparative unaudited interim consolidated financial statements for the three-month period ended January 31, 2017 included in CIBC’s Report to Shareholders for the First Quarter, 2017 (“CIBC’s 2017 First Quarter Report”);

(iv)	CIBC’s Management’s Discussion and Analysis of results of operations for the year ended October 31, 2016 (“CIBC’s 2016 MD&A”) contained in CIBC’s 2016 Annual Report;

(v)	CIBC’s Management’s Discussion and Analysis of results of operations contained in CIBC’s 2017 First Quarter Report;

(vi)	CIBC’s Management Information Circular dated February 17, 2016 regarding CIBC’s annual meeting of shareholders held on April 5, 2016; and

(vii)	the indenture dated as of September 14, 2010 (the “Indenture”), between CIBC and The Bank of New York Mellon, as trustee (the “Trustee”).

All documents required to be incorporated by reference in this Prospectus and any news releases filed by CIBC with the various securities commissions or similar authorities in Canada on or after the date of this Prospectus and during the term of this Prospectus shall be deemed to be incorporated by reference into this Prospectus. In addition, any documents filed on Form 40-F or furnished on Form 6-K (if and to the extent expressly provided therein) by CIBC with the SEC, after the date of this Prospectus and prior to the completion or withdrawal of any offering hereunder, shall be deemed to be incorporated by reference in this Prospectus and the Registration Statement of which this Prospectus forms a part. In addition, if and to the extent indicated therein, we may incorporate by reference in this prospectus documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

A Prospectus Supplement containing the specific terms in respect of any Securities will be delivered, together with this Prospectus, to purchasers of such Securities and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement, but only for the purpose of the distribution of the Securities to which such Prospectus Supplement pertains.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

When a new annual information form, annual financial statements, related management’s discussion and analysis and information circular are filed by CIBC and, where required, accepted by the applicable securities regulatory authorities, during the term of this Prospectus, the previous annual information form, the previous annual financial statements and related management’s discussion and analysis, all interim financial statements and related management’s discussion and analysis, material change reports and information circulars filed by CIBC prior to the commencement of CIBC’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

Upon such new filings of interim financial statements and related management’s discussion and analysis during the term of this Prospectus, the previous interim financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sale of Securities hereunder.

Presentation of Financial Information

CIBC maintains its financial books and records, and prepares its consolidated financial statements, in accordance with IFRS as issued by the International Accounting Standards Board. Pursuant to SEC rules, CIBC is permitted to present its financial statements prepared in accordance with IFRS without a reconciliation to U.S. GAAP.

Additionally, CIBC publishes its consolidated financial statements in Canadian dollars. In this Prospectus and any Prospectus Supplement, currency amounts are stated in Canadian dollars, unless specified otherwise.

Canadian Imperial Bank of Commerce

CIBC is a diversified financial institution governed by the Bank Act. CIBC’s registered and head office is located in Commerce Court, Toronto, Canada, M5L 1A2. CIBC was formed through the amalgamation of The Canadian Bank of Commerce (originally incorporated in 1858) and Imperial Bank of Canada (originally incorporated in 1875).

Additional information with respect to CIBC’s businesses is included in the documents incorporated by reference into this Prospectus, including CIBC’s 2016 AIF and CIBC’s 2016 MD&A. See “Documents Incorporated by Reference” in this Prospectus.

Prior Sales and Trading Price and Volume

Prior sales will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

Trading prices and volume of CIBC’s Common Shares and preference shares will be provided for all of CIBC’s issued and outstanding Common Shares and preference shares in each Prospectus Supplement to this Prospectus relating to the offering of Common Shares and Subordinated Debt Securities.

Description of Debt Securities

The following describes the material terms of the Debt Securities. The Senior Debt Securities will be issued under the Indenture which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part. The Subordinated Debt Securities will be issued under an indenture (the “subordinated indenture”), between CIBC and a trustee, the form of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part. The Indenture and the subordinated indenture are sometimes referred to in this Prospectus collectively as the “indentures” and each individually as an “indenture.” The specific terms applicable to a particular issuance of Debt Securities and any variations from the terms set forth below will be set forth in the applicable Prospectus Supplement.

The following is a summary of the material terms and provisions of the indentures and the Debt Securities. You should refer to the Indenture and the form of the subordinated indenture and the Debt Securities for complete information regarding the terms and provisions of the indentures and the Debt Securities. The indentures are subject to and governed by the U.S. Trust Indenture Act of 1939, as amended, and applicable Canadian trust indenture legislation. The indentures are substantially identical, except for the events of default, which are more limited in the subordinated indenture, and the provisions relating to subordination.

Ranking

Neither the Senior Debt Securities nor the Subordinated Debt Securities will be secured by any of our property or assets or the property or assets of our subsidiaries. Thus, by owning a Debt Security, you are one of our unsecured creditors.

The Senior Debt Securities will be unsubordinated obligations that rank equally with all of our other unsecured and unsubordinated debt, including deposit liabilities, other than certain governmental claims in accordance with applicable law. The Subordinated Debt Securities will be subordinate in right of payment to all of our “senior indebtedness,” as defined in the subordinated indenture. If an NVCC Automatic Conversion (as defined herein) occurs, the rights, terms and conditions of the Subordinated Debt Securities, including with respect to priority and subordination, will no longer be relevant as all the Subordinated Debt Securities will have been converted into Common Shares which will rank on parity with all other outstanding Common Shares.

In the event we become insolvent, our governing legislation provides that priorities among payments of our deposit liabilities (including payments in respect of the Senior Debt Securities) and, for so long as a trigger event has not occurred as contemplated under the specific Non-Viability Contingent Capital Provisions, payments of all of our other liabilities (including payments in respect of the Subordinated Debt Securities issued hereunder) are to be determined in accordance with the laws governing priorities and, where applicable, by the terms of the indebtedness and liabilities. In addition, our right to participate in any distribution of the assets of our banking or non-banking subsidiaries, upon a subsidiary’s dissolution, winding-up, liquidation or reorganization or otherwise, and thus your ability to benefit indirectly from such distribution, is subject to the prior claims of creditors of that subsidiary, except to the extent that we may be a creditor of that subsidiary and our claims are recognized. There are legal limitations on the extent to which some of our subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us or some of our other subsidiaries. Accordingly, the Debt Securities will be structurally subordinated to all existing and future liabilities of our subsidiaries, and holders of Debt Securities should look only to our assets for payments on the Debt Securities.

Neither the Senior Debt Securities nor the Subordinated Debt Securities will constitute deposits insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

When we refer to “Debt Securities” or “Debt Security” in this section, we mean both the Senior Debt Securities and the Subordinated Debt Securities.

General

We may issue as many distinct series of Debt Securities under either indenture as we wish. The provisions of the Indenture and the subordinated indenture allow us not only to issue Debt Securities with terms different from those previously issued under the applicable indenture, but also to “re-open” a previous issue of a series of Debt Securities and issue additional Debt Securities of that series. We may issue Debt Securities in amounts that exceed the total amount specified on the cover of your applicable Prospectus Supplement at any time without your consent and without notifying you. In addition, we may issue additional Debt Securities of any series at any time without your consent and without notifying you. Subject to regulatory capital requirements applicable to CIBC, there is no limit on the amount of Senior Debt Securities or Subordinated Debt Securities that CIBC may issue. We may also issue other securities at any time without your consent and without notifying you. The indentures do not limit our ability to incur other indebtedness or to issue other securities, and we are not subject to financial or similar restrictions under the indentures.

This section summarizes the material terms of the Debt Securities that are common to all series, subject to any modifications contained in an applicable Prospectus Supplement. Most of the specific terms of your series will be described in the applicable Prospectus Supplements accompanying this Prospectus. The specific terms of your Debt Security as described in the applicable Prospectus Supplements will supplement and, if applicable, may modify or replace the general terms described in this section. If there are any differences between the information in the applicable Prospectus Supplements and this Prospectus, the information in the most recent applicable Prospectus Supplement will control. Accordingly, the statements we make in this section may not apply to your Debt Securities. Because this section is a summary, it does not describe every aspect of the Debt Securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indentures and the applicable series of Debt Securities, including definitions of certain terms used in the indentures and the applicable series of Debt Securities. In this summary, we describe the meaning of only some of the more important terms. You must look to the indentures or the applicable series of Debt Securities for the most complete description of what we describe in summary form in this Prospectus.

We may issue the Debt Securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. An applicable Prospectus Supplement relating to the original issue discount securities will describe U.S. federal and other relevant income tax considerations and other special considerations applicable to them. The Debt Securities may also be denominated in foreign currencies or currency units, as described in more detail in an applicable Prospectus Supplement relating to any of the particular Debt Securities. An applicable Prospectus Supplement relating to specific Debt Securities will also describe any special considerations and any material U.S. and Canadian tax considerations applicable to such Debt Securities, including whether and under what circumstances we will pay additional amounts on or for any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem the Debt Securities rather than pay the additional amounts.

When we refer to a series of Debt Securities, we mean a series issued under the indenture pursuant to which the Debt Securities will be issued. Each series of Debt Securities is a single distinct series under the indenture pursuant to which they will be issued and we may issue Debt Securities of each series in such amounts, at such times and on such terms as we wish. The Debt Securities of each series may differ from one another, and from any other series, in their terms, but all Debt Securities of a series together will constitute a single series for all purposes under the indenture pursuant to which they will be issued.

We may issue Debt Securities up to an aggregate principal amount as we may authorize from time to time. The applicable Prospectus Supplements will describe the terms of any series of Debt Securities being offered, including:

•	the title of the series of Debt Securities;

•	any limit on the aggregate principal amount of the series of Debt Securities;

•	the person to whom interest on a Debt Security is payable, if other than the holder on the regular record date;

•	the date or dates on which the series of Debt Securities will mature;

•	the rate or rates (which may be fixed or variable) per annum, at which the series of Debt Securities will bear interest, if any, and the date or dates from which that interest, if any, will accrue;

•	the dates on which such interest, if any, will be payable and the regular record dates for such interest payment dates;

•	the place or places where the principal of, premium, if any, and interest on the Debt Securities is payable;

•	any mandatory or optional sinking funds or similar provisions;

•	if applicable, the date after which, the price at which, the periods within which and the terms and conditions upon which the Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed and other detailed terms and provisions of those optional or mandatory redemption provisions or provisions for redemption at our option or the option of the holder, if any;

•	if applicable, the terms and conditions upon which the Debt Securities may be repayable prior to final maturity at the option of the holder thereof (which option may be conditional);

•	the portion of the principal amount of the Debt Securities, if other than the entire principal amount thereof, payable upon acceleration of maturity thereof;

•	if other than denominations of US$2,000 and integral multiples of US$1,000 in excess thereof, the denominations in which the series of Debt Securities will be issuable;

•	the currency of payment of principal, premium, if any, and interest on the series of Debt Securities;

•	if the currency of payment for principal, premium, if any, and interest on the series of Debt Securities is subject to our election or that of a holder, the currency or currencies in which payment can be made and the period within which, and the terms and conditions upon which, the election can be made;

•	whether the Subordinated Debt Securities will be convertible into Common Shares and/or exchangeable for other securities and, if so, the terms and conditions upon which such Subordinated Debt Securities will be so convertible or exchangeable;

•	whether such Debt Securities are Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the specific subordination provisions applicable thereto;

•	any formula or other method used to determine the number of Common Shares to be issued upon the occurrence of an NVCC Automatic Conversion;

•	the applicability of the provisions described under “— Defeasance” below;

•	any event of default under the series of Debt Securities if different from those described under “—Events of Default” below;

•	if the series of Debt Securities will be issuable only in the form of a global Debt Security, the depositary or its nominee with respect to the series of Debt Securities and the circumstances under which the global Debt Security may be registered for transfer or exchange in the name of a person other than the depositary or the nominee; and

•	any other special feature of the series of Debt Securities.

Market-Making Transactions

One or more of our subsidiaries may purchase and resell Debt Securities in market-making transactions after their initial issuance. We may also, subject to applicable law and any required regulatory approval, purchase Debt Securities in the open market or in private transactions to be held by us or cancelled.

Covenants

Except as otherwise provided in an applicable Prospectus Supplement with respect to any series of Debt Securities, we are not restricted by the indentures from incurring, assuming or becoming liable for any type of debt or other obligations, from paying dividends or making distributions on our capital stock or purchasing or redeeming our capital stock. The indentures do not require the maintenance of any financial ratios or specified levels of net worth or liquidity, nor do they contain any covenants or other provisions that would limit our or our subsidiaries’ right to incur additional indebtedness, enter into any sale and leaseback transaction or grant liens on our or our subsidiaries’ assets. The indentures do not contain any provisions that would require us to repurchase or redeem or otherwise modify the terms of any of the Debt Securities upon a change in control or other events that may adversely affect the creditworthiness of the Debt Securities, for example, a highly leveraged transaction, except as otherwise specified in this Prospectus or any applicable Prospectus Supplement.

Mergers and Similar Events

Each of the indentures provide that we are permitted to merge, amalgamate, consolidate or otherwise combine with another entity or to sell or lease substantially all of our assets to another entity, as long as the following conditions are met:

•	When we merge, amalgamate, consolidate or otherwise are combined with another entity, or sell or lease substantially all of our assets, the surviving, resulting or acquiring entity is a duly organized entity and is legally responsible for and assumes, either by agreement, operation of law or otherwise, our obligations under such indenture and the Debt Securities issued thereunder.

•	The merger, amalgamation, consolidation, other combination, or sale or lease of assets, must not result in an event of default under such indenture. A default for this purpose would include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specified period of time were disregarded.

If the conditions described above are satisfied, we will not need to obtain the consent of the holders of the Debt Securities in order to merge, amalgamate, consolidate or otherwise combine with another entity or to sell or lease substantially all of our assets.

We will not need to satisfy the conditions described above if we enter into other types of transactions, including:

•	any transaction in which we acquire the stock or assets of another entity but in which we do not merge, amalgamate, consolidate or otherwise combine;

•	any transaction that involves a change of control but in which we do not merge, amalgamate, consolidate or otherwise combine; and

•	any transaction in which we sell less than substantially all of our assets.

It is possible that this type of transaction may result in a reduction in our credit rating, may reduce our operating results or may impair our financial condition. Holders of Debt Securities, however, will have no approval right with respect to any transaction of this type.

Modification and Waiver of the Debt Securities

There are four types of changes we can make to the indenture and the Debt Securities issued under that indenture.

Changes Requiring Consent of Each Holder. First, there are changes that cannot be made to the indenture or the Debt Securities without the consent of each holder of a series of Debt Securities affected by the change under a particular indenture. Following is a list of those types of changes:

•	change the stated maturity of the principal or reduce the interest on a Debt Security;

•	reduce any amounts due on a Debt Security;

•	reduce the amount of principal payable upon acceleration of the maturity of a Debt Security (including the amount payable on an original issue discount security) following a default;

•	change the currency of payment on a Debt Security;

•	change the place of payment for a Debt Security;

•	impair a holder’s right to sue for payment;

•	impair a holder’s right to require repurchase on the original terms of those Debt Securities that provide a right of repurchase;

•	reduce the percentage of holders of Debt Securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of Debt Securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

•	modify any other aspect of the provisions dealing with modification and waiver of the indenture.

Changes Requiring a Majority Consent. The second type of change to the indenture and the Debt Securities is the kind that requires the consent of holders of Debt Securities owning not less than a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect in any material respect holders of the Debt Securities. We may also obtain a waiver of a past default from the holders of Debt Securities owning a majority of the principal amount of the particular series affected. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the Debt Securities described above under “— Changes Requiring Consent of Each Holder” unless we obtain the individual consent of each holder of Debt Securities of the affected series to the waiver.

Changes Not Requiring Consent. The third type of change to the indenture and the Debt Securities does not require the consent by holders of Debt Securities. This type is limited to the issuance of new series of Debt Securities under the indenture, clarifications and certain other changes that would not adversely affect in any material respect the interests of the holders of the Debt Securities of any series.

Modification of Subordination Provisions. The fourth type of change to the indenture and the Debt Securities is the kind that requires the consent of the holders of a majority of the principal amount of all affected series of Subordinated Debt Securities, voting together as one class. We may not modify the subordination provisions of the subordinated indenture in a manner that would adversely affect in any material respect the outstanding Subordinated Debt Securities of any one or more series without the consent of the holders of a majority of the principal amount of all affected series of Subordinated Debt Securities, voting together as one class.

Further Details Concerning Voting. When seeking consent, we will use the following rules to decide the principal amount to attribute to a Debt Security:

•	For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the Debt Securities were accelerated to that date because of a default.

•	For Debt Securities whose principal amount is not known, we will use a special rule for that Debt Security described in the applicable Prospectus Supplement.

•	For Debt Securities denominated in one or more non-U.S. currencies or currency units, we will use the U.S. dollar equivalent.

Debt Securities will not be considered outstanding, and therefore not eligible to vote or take other action under the applicable indenture, if we have given a notice of redemption and deposited or set aside in trust for the holders money for the payment or redemption of those Debt Securities. Debt Securities will also not be considered outstanding, and therefore not eligible to vote or take other action under the applicable indenture, if they have been fully defeased as described below under “— Defeasance — Full Defeasance” or if we or one of our affiliates is the beneficial owner of the Debt Securities.

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding Debt Securities that are entitled to vote or take other action under the applicable indenture. In certain limited circumstances, the Trustee or the trustee under the subordinated indenture, as applicable, will be entitled to set a record date for action by holders. If the Trustee or the trustee under the subordinated indenture, as applicable, or we set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding Debt Securities of that series on the record date. We or the relevant trustee as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action.

Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how approval may be granted or denied if we seek to change the indenture or the Debt Securities or request a waiver.

Special Provisions Related to the Subordinated Debt Securities

The Subordinated Debt Securities will be our direct unsecured obligations constituting subordinated indebtedness for the purpose of the Bank Act and will therefore rank subordinate to our deposits. Holders of Subordinated Debt Securities should recognize that contractual provisions in the subordinated indenture may prohibit us from making payments on these Debt Securities.

If we become insolvent or are wound-up, for so long as a trigger event has not occurred as contemplated under the specific Non-Viability Contingent Capital Provisions, the Subordinated Debt Securities issued and outstanding under the subordinated indenture will rank equally with, but not prior to, all other subordinated indebtedness and subordinate in right of payment to the prior payment in full of all other indebtedness of CIBC then outstanding, other than liabilities which, by their terms, rank in right of payment equally with or subordinate to the subordinated indebtedness, and in accordance with the terms of such liabilities or such other indebtedness under certain circumstances.

For these purposes, “indebtedness” at any time means:

1.	the deposit liabilities of CIBC at such time; and

2.	all other liabilities and obligations of CIBC to third parties (other than fines or penalties that, pursuant to the Bank Act, are a last charge on the assets of CIBC in the case of insolvency of CIBC and obligations to shareholders of CIBC, as such) which would entitle such third parties to participate in a distribution of CIBC’s assets in the event of the insolvency or winding-up of CIBC.

“Subordinated indebtedness” at any time means:

1.	the liability of CIBC in respect of the principal of and premium, if any, and interest on its outstanding subordinated indebtedness outlined above;

2.	for so long as an NVCC Automatic Conversion has not occurred, any indebtedness which ranks equally with and not prior to the outstanding subordinated indebtedness, in right of payment in the event of the insolvency or winding-up of CIBC and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all indebtedness to which the outstanding subordinated indebtedness is subordinate in right of payment to at least the same extent as the outstanding subordinated indebtedness is subordinated thereto pursuant to the terms of the instrument evidencing or creating the same;

3.	any indebtedness which ranks subordinate to and not equally with or prior to the outstanding subordinated indebtedness, in right of payment in the event of the insolvency or winding-up of CIBC and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all indebtedness to which the outstanding subordinated indebtedness is subordinate in right of payment to at least the same extent as the outstanding subordinated indebtedness is subordinate pursuant to the terms of the instrument evidencing or creating the same; and

4.	the Subordinated Debt Securities, which for so long as an NVCC Automatic Conversion has not occurred, will rank equally to CIBC’s outstanding subordinated indebtedness.

Upon the occurrence of a trigger event as contemplated under the specific Non-Viability Contingent Capital Provisions, each outstanding Subordinated Debt Security will automatically and immediately be converted, on a full and permanent basis, without the consent of the holder thereof, into a number of Common Shares that shall be based on a specified formula or other method used to determine such number of Common Shares to be issued as set out in the indenture and the applicable Prospectus Supplement relating to such Subordinated Debt Securities (an “NVCC Automatic Conversion”).

Defeasance

The following discussion of full defeasance and covenant defeasance will be applicable to each series of Debt Securities that is denominated in U.S. dollars and has a fixed rate of interest and will apply to other series of Debt Securities if we so specify in the applicable Prospectus Supplements.

Full Defeasance. If there is a change in U.S. federal income tax law, as described below, we can legally release ourselves from any payment or other obligations on the Debt Securities of a series, called full defeasance, if we put in place the following other arrangements for holders to be repaid:

•	We must deposit in trust for the benefit of all holders of the Debt Securities of that series a combination of money and notes or bonds of (i) the U.S. government or (ii) a U.S. government agency or U.S. government-sponsored entity, the obligations of which, in each case, are backed by the full faith and credit of the U.S. government, that will generate enough cash to make interest, principal and any other payments on the Debt Securities of that series on their various due dates.

•	There must be a change in current U.S. federal income tax law or a ruling by the United States Internal Revenue Service that lets us make the above deposit without causing the holders to be taxed on the Debt Securities of that series any differently than if we did not make the deposit and just repaid the Debt Securities of that series ourselves. (Under current U.S. federal income tax law, the deposit and our legal release from the obligations pursuant to the Debt Securities would be treated as though we took back your Debt Securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the Debt Securities you give back to us.)

•	We must deliver to the Trustee or the trustee under the subordinated indenture, as applicable, a legal opinion of our counsel confirming the tax-law change described above and that the holders of the Debt Securities of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would be the case if such deposit, defeasance and discharge had not occurred.

In the case of the Subordinated Debt Securities, the following requirement must also be met:

•	No event or condition may exist that, under the provisions described under “— Special Provisions Related to the Subordinated Debt Securities” above, would prevent us from making payments of principal, premium or interest on those Subordinated Debt Securities on the date of the deposit referred to above or during the 90 days after that date.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the Debt Securities. You could not look to us for repayment in the event of any shortfall.

Covenant Defeasance. Even without a change in current U.S. federal income tax law, we can make the same type of deposit as described above, and we will be released from the restrictive covenants under the Debt Securities of a series that may be described in the applicable Prospectus Supplements. This is called covenant defeasance. In that event, you would lose the protection of these covenants but would gain the protection of having money and U.S. government, U.S. government agency or U.S. government-sponsored entity notes or bonds set aside in trust to repay the Debt Securities. In order to achieve covenant defeasance, we must do the following:

•	Deposit in trust for the benefit of all holders of the Debt Securities of that series a combination of money and notes or bonds of (i) the U.S. government or (ii) a U.S. government agency or U.S. government-sponsored entity, the obligations of which, in each case, are backed by the full faith and credit of the U.S. government, that will generate enough cash to make interest, principal and any other payments on the Debt Securities of that series on their various due dates.

•	Deliver to the Trustee or the trustee under the subordinated indenture, as applicable, a legal opinion of our counsel confirming that the holders of the Debt Securities of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would be the case if such deposit and covenant defeasance had not occurred.

If we accomplish covenant defeasance, certain provisions of the indentures and the Debt Securities would no longer apply:

•	Covenants applicable to the series of Debt Securities and described in the applicable Prospectus Supplements.

•	Any events of default relating to breach of those covenants.

If we accomplish covenant defeasance, you can still look to us for repayment of the Debt Securities if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurs (such as a bankruptcy) and the Debt Securities become immediately due and payable, there may be such a shortfall.

Events of Default

You will have special rights if an “event of default” occurs and is not cured, as described later in this subsection.

What is an Event of Default?

Under the Indenture, the term “event of default” means in respect of any series of Senior Debt Securities any of the following:

•	We do not pay the principal of or any premium on a Senior Debt Security of that series within five days of its due date.

•	We do not pay interest on a Senior Debt Security of that series for more than 30 days after its due date.

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	Any other event of default described in an applicable Prospectus Supplement occurs.

Under the subordinated indenture, the term “event of default” in respect of any series of Subordinated Debt Securities means any of the following:

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	Any other event of default described in an applicable Prospectus Supplement occurs.

Remedies If an Event of Default Occurs. If an event of default occurs, the Trustee or the trustee under the subordinated indenture, as applicable, will have special duties. In that situation, the Trustee or the trustee under the subordinated indenture, as applicable, will be obligated to use those of their rights and powers under the applicable indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs. If an event of default has occurred and has not been cured, the Trustee or the trustee under the subordinated indenture, as applicable, or the holders of at least 25% in principal amount of the Debt Securities of the affected series may declare the entire principal amount of (or, in the case of original issue discount securities, the portion of the principal amount that is specified in the terms of the affected Debt Security) and interest on all of the Debt Securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. The declaration of acceleration of maturity is not, however, an automatic right upon the occurrence of an event of default, and for such acceleration to be effective, the Trustee or the trustee under the subordinated indenture, as applicable, must take the aforementioned action or the holders must direct the Trustee or the trustee under the subordinated indenture, as applicable, to act as described in this section below. Furthermore, a declaration of acceleration of maturity may be cancelled in certain circumstances, but only before a judgment or decree based on the acceleration has been obtained, by the holders of at least a majority in principal amount of the Debt Securities of the affected series. If you are the holder of a Subordinated Debt Security, the principal amount of the Subordinated Debt Security will not be paid and may not be required to be paid at any time prior to the relevant maturity date, except in the event of our insolvency or winding-up. If any provisions of applicable Canadian banking law prohibit the payment of any amounts due under the Debt Securities before a specified time, then the obligation to make such payment shall be subject to such prohibition.

You should read carefully the applicable Prospectus Supplements relating to any series of Debt Securities which are original issue discount securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of original issue discount securities upon the occurrence of an event of default and its continuation.

Except in cases of default in which the Trustee or the trustee under the subordinated indenture, as applicable, has the special duties described above, the Trustee or the trustee under the subordinated indenture, as applicable, is not required to take any action under the indenture at the request of any holders unless the holders offer the Trustee or the trustee under the subordinated indenture, as applicable, reasonable protection from expenses and liability called an indemnity reasonably satisfactory to the Trustee or the trustee under the subordinated indenture, as applicable. If such an indemnity is provided, the holders of a majority in principal amount of the outstanding Debt Securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee or the trustee under the subordinated indenture, as applicable. These majority holders may also direct the Trustee or the trustee under the subordinated indenture, as applicable, in performing any other action under the applicable indenture with respect to the Debt Securities of that series.

Before you bypass the Trustee or the trustee under the subordinated indenture, as applicable, and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the Debt Securities the following must occur:

•	the holder of the Debt Security must give the Trustee or the trustee under the subordinated indenture, as applicable, written notice that an event of default has occurred and remains uncured;

•	the holders of not less than 25% in principal amount of all outstanding Debt Securities of the relevant series must make a written request that the Trustee or the trustee under the subordinated indenture, as applicable, take action because of such event of default;

•	such holder or holders must offer reasonable indemnity to the Trustee or the trustee under the subordinated indenture, as applicable, against the cost and other liabilities of taking that action;

•	the Trustee or the trustee under the subordinated indenture, as applicable, must have not taken action for 90 days after receipt of the above notice and offer of indemnity; and

•	the Trustee or the trustee under the subordinated indenture, as applicable, has not received any direction from a majority in principal amount of all outstanding Debt Securities of the relevant series that is inconsistent with such written request during such 90-day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your Debt Security on or after its due date.

BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS, BROKERS OR OTHER FINANCIAL INSTITUTIONS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE OR THE TRUSTEE UNDER THE SUBORDINATED INDENTURE, AS APPLICABLE, AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.

We will give to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the Debt Securities issued under it, or else specifying any default.

Form, Exchange and Transfer

Unless we specify otherwise in an applicable Prospectus Supplement, the Debt Securities will be issued:

•	only in fully-registered form;

•	without interest coupons; and

•	in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

If a Debt Security is issued as a registered global Debt Security, only the depositary will be entitled to transfer and exchange the Debt Security as described in this subsection because the depositary will be the sole registered holder of the Debt Security and is referred to below as the “holder.” Those who own beneficial interests in a global Debt

Security do so through participants in the depositary’s securities clearance system, and the rights of these indirect owners will be governed by the applicable procedures of the depositary and its participants. We describe book-entry procedures below under “Legal Ownership and Book-Entry Issuance.”

Holders of Debt Securities issued in fully-registered form may have their Debt Securities broken into more Debt Securities of smaller denominations of not less than US$2,000, or combined into fewer Debt Securities of larger denominations, as long as the total principal amount is not changed. This is called an exchange.

Holders may exchange or register the transfer of Debt Securities at the office of the Trustee or the trustee under the subordinated indenture, as applicable. Debt Securities may be transferred by endorsement. Holders may also replace lost, stolen or mutilated Debt Securities at that office. The Trustee or the trustee under the subordinated indenture, as applicable, acts as our agents for registering Debt Securities in the names of holders and registering the transfer of Debt Securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also record transfers. The Trustee or the trustee under the subordinated indenture, as applicable, may require an indemnity before replacing any Debt Securities.

Holders will not be required to pay a service charge to register the transfer or exchange of Debt Securities, but holders may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The registration of a transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

If we designate additional agents, they will be named in the applicable Prospectus Supplements. We may cancel the designation of any particular agent. We may also approve a change in the office through which any agent acts.

If the Debt Securities are redeemable and we redeem less than all of the Debt Securities of a particular series, we may block the registration of transfer or exchange of Debt Securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders entitled to receive the mailing. We may also refuse to register transfers or exchanges of Debt Securities selected for redemption, except that we will continue to permit registration of transfers and exchanges of the unredeemed portion of any Debt Security being partially redeemed.

The Trustee

The Trustee or the trustee under the subordinated indenture, as applicable, makes no representation or warranty, whether express or implied, with respect to CIBC or the Debt Securities and other matters described in this Prospectus. The Trustee or the trustee under the subordinated indenture, as applicable, has not prepared or reviewed any of the information included in this Prospectus, except the Trustee or the trustee under the subordinated indenture, as applicable, has consented to the use of its name. Such approval does not constitute a representation or approval by the Trustee or the trustee under the subordinated indenture, as applicable, of the accuracy or sufficiency of any information contained in this Prospectus.

Payment and Paying Agents

We will pay interest to the person listed in the relevant trustee’s records at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the Debt Security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the regular record date and will be stated in an applicable Prospectus Supplement. Holders buying and selling Debt Securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sale price of the Debt Securities to prorate interest fairly between buyer and seller. This prorated interest amount is called accrued interest.

We will pay interest, principal and any other money due on the Debt Securities at the office of the paying agent or such other office as may be agreed upon. Holders must make arrangements to have their payments picked up at or wired from that office or such other office as may be agreed upon. We may also choose to pay interest by mailing checks.

BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS, BROKERS OR OTHER FINANCIAL INSTITUTIONS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

We may also arrange for additional payment offices and may cancel or change these offices, including our use of the relevant trustee’s corporate trust offices. These offices are called paying agents. We may also choose to act as our own paying agent or choose one of our subsidiaries to do so. We must notify holders of changes in the paying agents for any particular series of Debt Securities.

Notices

We and the Trustee or the trustee under the subordinated indenture, as applicable, will send notices regarding the Debt Securities only to registered holders, using the address as listed in the relevant trustee’s records. With respect to who is a registered “holder” for this purpose, see “Legal Ownership and Book-Entry Issuance.”

Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to holders will be repaid to us. After that two-year period, holders may look to us for payment and not to the Trustee or the trustee under the subordinated indenture, as applicable, or any other paying agent.

Governing Law

The Indenture is, and the subordinated indenture and the Debt Securities will be, governed by New York law, except that the subordination provisions in the subordinated indenture and certain provisions relating to the status of the Senior Debt Securities under Canadian law in the Indenture will be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

Description of Common Shares

CIBC’s authorized common share capital consists of an unlimited number of Common Shares, without nominal or par value, of which 397,261,241 were outstanding as at October 31, 2016. The holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of CIBC, subject to the preference of holders of preferred shares. A holder of Common Shares is entitled to notice of and to attend all shareholders’ meetings, except meetings at which only holders of a specified class or series of shares are entitled to vote, and for all purposes will be entitled to one vote for each Common Share held. In the event of liquidation, dissolution or winding-up of CIBC, after payment of all outstanding deposits and debts and subject to the preference of any shares ranking senior to the Common Shares, the holders of Common Shares would be entitled to a pro rata distribution of the remaining assets of CIBC. The holders of Common Shares have no pre-emptive, subscription, redemption or conversion rights. The rights, preferences and privileges of the Common Shares are subject to the rights of the holders of preferred shares of CIBC.

The outstanding Common Shares are listed on the TSX and the NYSE under the symbol “CM”.

Legal Ownership and Book-Entry Issuance

In this section, we describe special considerations that will apply to registered Securities issued in global, i.e. book-entry, form. First we describe the difference between registered ownership and indirect ownership of registered Securities. Then we describe special provisions that apply to global Securities.

Who is the Legal Owner of a Registered Security?

Each Security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global Securities representing Securities. We refer to those who have Securities registered in their own names, on the books that we or the Trustee or the trustee under the subordinated indenture, as applicable, maintain for this purpose, as the “registered holders” of those Securities. Subject to limited exceptions, we and the Trustee or the trustee under the subordinated indenture, as applicable, are entitled to treat the registered holder of a Security as the person exclusively entitled to vote, to receive notices, to receive any interest or other payment in respect of the Security and to exercise all the rights and power as an owner of the Security. We refer to those who own beneficial interests in Securities that are not registered in their own names as indirect owners of those Securities. As we discuss below, indirect owners are not registered holders, and investors in Securities issued in book-entry form or in street name will be indirect owners.

Book-Entry Owners. Unless otherwise noted in an applicable Prospectus Supplement, we will issue each Security in book-entry form only. This means Securities will be represented by one or more global Securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the Securities on behalf of themselves or their customers.

Subject to limited exceptions and applicable law, only the person in whose name a Security is registered is recognized as the holder of that Security. Consequently, for Securities issued in global form, we will recognize only the depositary as the holder of the Securities and we will make all payments on the Securities, including deliveries of any property other than cash, to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the Securities.

As a result, investors will not own Securities directly. Instead, they will own beneficial interests in a global Security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the Securities are issued in global form, investors will be indirect owners, and not registered holders, of the Securities.

Street Name Owners. We may issue Securities initially in non-global form or we may terminate an existing global Security, as described below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated.” In these cases, investors may choose to hold their Securities in their own names or in street name. Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those Securities through an account he or she maintains at that institution.

For Securities held in street name, we will, subject to limited exceptions and applicable law, recognize only the intermediary banks, brokers and other financial institutions in whose names the Securities are registered as the holders of those Securities, and we will make all payments on those Securities, including deliveries of any property other than cash, to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold Securities in street name will be indirect owners, not registered holders, of those Securities.

Registered Holders. Subject to limited exceptions, our obligations, as well as the obligations of the Trustee or the trustee under the subordinated indenture, as applicable, and the obligations, if any, of any other third parties employed by us, run only to the registered holders of the Securities. We do not have obligations to investors who hold beneficial interests in global Securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect owner of a Security or has no choice because we are issuing the Securities only in global form.

For example, once we make a payment or give a notice to the registered holder, we have no further responsibility for that payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect owners but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose — for example, to amend the indenture for a series of Debt Securities or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture — we would seek the approval only from the registered holders, and not the indirect owners, of the relevant Securities. Whether and how the registered holders contact the indirect owners is up to the registered holders.

When we refer to “you” in this Prospectus, we mean all purchasers of the Securities being offered by this Prospectus and the applicable Prospectus Supplements, whether they are the registered holders or only indirect owners of those Securities. When we refer to “your Securities” in this Prospectus, we mean the Securities in which you will hold a direct or indirect interest.

Special Considerations for Indirect Owners. If you hold Securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	how it would exercise rights under the Securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the Securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

What is a Global Security?

Unless otherwise noted in the applicable Prospectus Supplement, we will issue each Security in book-entry form only. Each Security issued in book-entry form will be represented by a global Security that we deposit with and register in the name of one or more financial institutions or clearing systems, or their nominees, which we select. A financial institution or clearing system that we select for any Security for this purpose is called the “depositary” for that Security. A Security will usually have only one depositary but it may have more. Each series of Securities will have one or more of the following as the depositaries:

•	The Depository Trust Company, New York, New York (“DTC”);

•	CDS Clearing and Depository Services Inc. (“CDS”);

•	Euroclear Bank SA/NV (“Euroclear”);

•	Clearstream Banking, société anonyme (“Clearstream”); or

•	any other clearing system or financial institution named in the applicable Prospectus Supplements.

The depositaries named above may also be participants in one another’s systems. Thus, for example, if DTC is the depositary for a global Security, investors may hold beneficial interests in that Security through CDS, Euroclear or Clearstream, as DTC participants. The depositary or depositaries for your Securities will be named in the applicable Prospectus Supplements; if none is named, the depositary will be DTC.

A global Security may represent one or any other number of individual Securities. Generally, all Securities represented by the same global Security will have the same terms. We may, however, issue a global Security that represents multiple Securities of the same kind, such as debt securities that have different terms and are issued at different times. We call this kind of global Security a master global Security. The applicable Prospectus Supplements will not indicate whether your Securities are represented by a master global Security.

A global Security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all Securities represented by a global Security, and investors will be permitted to own only indirect interests in a global Security. Indirect interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose Security is represented by a global Security will not be a holder of the Security, but only an indirect owner of an interest in the global Security.

If an applicable Prospectus Supplement for a particular Security indicates that the Security will be issued in global form only, then the Security will be represented by a global Security at all times unless and until the global

Security is terminated. We describe the situations in which this can occur below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated.” If termination occurs, we may issue the Securities through another book-entry clearing system or decide that the Securities may no longer be held through any book-entry clearing system.

Special Considerations for Global Securities. As an indirect owner, an investor’s rights relating to a global Security will be governed by the account rules of the depositary and those of the investor’s bank, broker, financial institution or other intermediary through which it holds its interest (such as CDS, Euroclear or Clearstream, if DTC is the depositary), as well as general laws relating to securities transfers. We do not recognize this type of investor or any intermediary as a holder of Securities and instead deal only with the depositary that holds the global Security.

If Securities are issued only in the form of a global Security, an investor should be aware of the following:

•	an investor cannot cause the Securities to be registered in his or her own name, and cannot obtain non-global certificates for his or her interest in the Securities, except in the special situations we describe below;

•	an investor will be an indirect holder and must look to his or her own bank, broker or other financial institution for payments on the Securities and protection of his or her legal rights relating to the Securities, as we describe above under “— Who is the Legal Owner of a Registered Security?”;

•	an investor may not be able to sell interests in the Securities to some insurance companies and other institutions that are required by law to own their Securities in non-book-entry form;

•	an investor may not be able to pledge his or her interest in a global Security in circumstances in which certificates representing the Securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	the depositary’s policies will govern payments, deliveries, transfers, exchanges, notices and other matters relating to an investor’s interest in a global Security, and those policies may change from time to time. We and the Trustee or the trustee under the subordinated indenture, as applicable, will have no responsibility for any aspect of the depositary’s policies, actions or records of ownership interests in a global Security. We do not and the Trustee or the trustee under the subordinated indenture, as applicable, also do not supervise the depositary in any way;

•	the depositary may require that those who purchase and sell interests in a global Security within its book-entry system use immediately available funds and your bank, broker or other financial institution may require you to do so as well; and

•	financial institutions that participate in the depositary’s book-entry system and through which an investor holds its interest in the global Securities, directly or indirectly, may also have their own policies affecting payments, deliveries, transfers, exchanges, notices and other matters relating to the Securities, and those policies may change from time to time. For example, if you hold an interest in a global Security through Euroclear or Clearstream, when DTC is the depositary, Euroclear or Clearstream, as applicable, may require those who purchase and sell interests in that Security through them to use immediately available funds and comply with other policies and procedures, including deadlines for giving instructions as to transactions that are to be effected on a particular day. There may be more than one financial intermediary in the chain of ownership for an investor. We and the Trustee or the trustee under the subordinated indenture, as applicable, do not monitor and are not responsible for the policies or actions or records of ownership interests of any of those intermediaries.

Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated. If we issue any series of Securities in book-entry form but we choose to give the beneficial owners of that series the right to obtain non-global Securities, any beneficial owner entitled to obtain non-global Securities may do so by following the applicable procedures of the depositary, any transfer agent or registrar for that series and that owner’s bank, broker or other financial institution through which that owner holds its beneficial interest in the Securities. If you are entitled to request a non-global certificate and wish to do so, you will need to allow sufficient lead time to enable us or our agent to prepare the requested certificate.

In addition, in a few special situations described below, a global Security will be terminated and interests in it will be exchanged for certificates in non-global form representing the Securities it represented. After that exchange, the choice of whether to hold the Securities directly or in street name will be up to the investor. Investors must consult their own banks, brokers or other financial institutions, to find out how to have their interests in a global Security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors above under “— Who is the Legal Owner of a Registered Security?”

The special situations for termination of a global Security are as follows:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global Security and we do not appoint another institution to act as depositary within 60 days;

•	if we notify the Trustee or the trustee under the subordinated indenture, as applicable, that we wish to terminate that global Debt Security; or

•	if an event of default has occurred with regard to these Debt Securities and has not been cured or waived.

If a global Security is terminated, only the depositary, and neither we nor the Trustee or the trustee under the subordinated indenture, as applicable, for any Securities, is responsible for deciding the names of the institutions in whose names the Securities represented by the global Security will be registered and, therefore, who will be the registered holders of those Securities.

Considerations Relating to DTC

DTC has informed us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that DTC participants deposit with DTC. DTC also facilitates the settlement among DTC participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in DTC participants’ accounts, thereby eliminating the need for physical movement of certificates. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and DTC participants are on file with the SEC.

Purchases of Securities within the DTC system must be made by or through DTC participants, who will receive a credit for the Securities on DTC’s records. Transfers of ownership interests in the Securities are accomplished by entries made on the books of participants acting on behalf of beneficial owners.

Redemption notices will be sent to DTC’s nominee, Cede & Co., as the registered holder of the Securities. If less than all of the Securities are being redeemed, DTC will determine the amount of the interest of each direct participant to be redeemed in accordance with its then-current procedures.

In instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the Securities. Under its usual procedures, DTC would mail an omnibus proxy to the Trustee or the trustee under the subordinated indenture, as applicable, as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts such Securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Distribution payments on the Debt Securities will be made by the Trustee or the trustee under the subordinated indenture, as applicable, to DTC. DTC’s usual practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participants and not of DTC, the Trustee or the trustee under the subordinated indenture, as applicable, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the Trustee or the trustee under the subordinated indenture, as applicable, and disbursements of such payments to the beneficial owners are the responsibility of direct and indirect participants.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof. We do not have any responsibility for the performance by DTC or its participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

Considerations Relating to CDS

CDS is Canada’s national securities clearing and depository services organization. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants (“CDS Participants”) include banks, investment dealers and trust companies, and may include the underwriters. Indirect access to CDS is available to other organizations that clear through or maintain a custodial relationship with a CDS Participant. Transfers of ownership and other interests, including cash distributions and dividends, in Securities in CDS may only be processed through CDS Participants and will be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary and Vancouver to centralize securities clearing functions through a central securities depository. CDS is wholly-owned by The Canadian Depositary for Securities Limited, a private corporation owned one-third by investment dealers, one-third by banks and one-third by trust companies through their respective industry associations.

CDS may be depositary for a global Security. In addition, if DTC is the depositary for a global Security, CDS or CDS Participants may hold interests in the global Security as a participant in DTC. As long as any global Security is held by CDS, as depositary, you may hold an interest in the global Security only through an organization that participates, directly or indirectly, in CDS as a CDS Participant. If CDS is the depositary for a global Security and there is no depositary in the United States, you will not be able to hold interests in that global Security through any securities clearance system in the United States.

The information in this section concerning CDS and CDS’s book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof. Payments, deliveries, transfers, exchanges, notices and other matters relating to the Securities made through CDS must comply with the CDS rules and procedures. The CDS system could change its rules and procedures at any time. We have no control over this system or its participants and we take no responsibility for their activities. Transactions between CDS or CDS Participants, on one hand, and participants in DTC, on the other hand, when DTC is the depositary, would also be subject to DTC’s rules and procedures.

Considerations Relating to Clearstream and Euroclear

Clearstream and Euroclear are securities clearance systems in Europe. Clearstream and Euroclear have respectively informed us that Clearstream and Euroclear each hold securities for their customers and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders. Clearstream and Euroclear provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream and Euroclear also deal with domestic securities markets in several countries through established depositary and custodial relationships. Clearstream and Euroclear have established an electronic bridge between their two systems across which their respective participants may settle trades with each other. Clearstream and Euroclear customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Clearstream and Euroclear is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

Euroclear and Clearstream may be depositaries for a global Security. In addition, if DTC is the depositary for a global Security, Euroclear and Clearstream may hold interests in the global Security as participants in DTC.

As long as any global Security is held by Euroclear or Clearstream, as depositary, you may hold an interest in the global Security only through an organization that participates, directly or indirectly, in Euroclear or Clearstream. If Euroclear or Clearstream is the depositary for a global Security and there is no depositary in the United States, you will not be able to hold interests in that global Security through any securities clearance system in the United States.

The information in this section concerning Euroclear and Clearstream and each of their book-entry systems has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof. Payments, deliveries, transfers, exchanges, notices and other matters relating to the Securities made through Euroclear or Clearstream must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. We have no control over those systems or their participants and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, on one hand, and participants in DTC, on the other hand, when DTC is the depositary, would also be subject to DTC’s rules and procedures.

Special Timing Considerations Relating to Transactions in Euroclear and Clearstream. Investors will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers, exchanges, notices and other transactions involving any Securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other financial institutions are open for business in the United States.

In addition, because of time-zone differences, U.S. investors who hold their interests in the Securities through these systems and wish to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, on a particular day may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream may need to make special arrangements to finance any purchases or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than would be the case for transactions within one clearing system.

Earnings Coverage Ratios

The following ratios are calculated on the basis of amounts derived from our consolidated financial statements for the 12-month periods ended October 31, 2016 and January 31, 2017, respectively, prepared in accordance with IFRS. The ratios reported are not defined by IFRS and do not have any standardized meanings under IFRS and thus may not be comparable to similar measures used by other issuers.

Foreign currency amounts have been converted to Canadian dollars using the appropriate prevailing rates of exchange. As at October 31, 2016 and January 31, 2017, in the case of U.S. dollars, the rate was $1.3411 and $1.3012 per US$1.00, respectively.

The following ratios will be filed quarterly with the applicable securities regulatory authorities.

The table below sets forth CIBC’s consolidated ratios of earnings to fixed charges:

	12-month period ended October 31, 2016	12-month period ended January 31, 2017
Excluding Interest on Deposits(1)	7.75x	8.02x
Including Interest on Deposits(1)	2.27x	2.33x

(1)	Interest on deposits comprises interest expense relating to deposits and secured borrowing liabilities.

For purposes of computing these ratios, earnings represent net income attributable to equity shareholders before income taxes and income from equity investees. In addition, earnings are adjusted for the distributed income from equity investees and fixed charges (both including and excluding interest on deposits). Fixed charges represent (a) estimated interest within rental expense, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, and (c) interest expensed, both including and excluding interest on deposits as indicated. For purposes of the preceding paragraph, interest on deposits comprises interest expense relating to deposits and secured borrowing liabilities.

CIBC’s interest requirements based on subordinated indebtedness and deposits underlying capital trust securities outstanding as at October 31, 2016 and January 31, 2017, adjusted for repurchases and announced new issues and redemptions if any, would be $317 million for the 12-month period ending October 31, 2017, and $317 million for the 12-month period ending January 31, 2018. CIBC’s earnings before income taxes and actual interest requirements on subordinated indebtedness and deposits underlying capital trust securities, and net of non-controlling interests, for the 12-month period ended October 31, 2016, was $5,300 million, which was 16.7 times CIBC’s interest requirements as described above. CIBC’s earnings before income taxes and actual interest requirements on subordinated indebtedness and deposits underlying capital trust securities, and net of non-controlling interests, for the 12-month period ended January 31, 2017, was $5,872 million, which was 18.5 times CIBC’s interest requirements as described above.

In calculating the earnings coverage, non-controlling interests were adjusted to before-tax equivalents using the applicable statutory income tax rates in each of the relevant jurisdictions.

Plan of Distribution (Conflicts of Interest)

CIBC may sell the Securities (i) through underwriters or dealers; (ii) directly to one or more purchasers pursuant to applicable statutory exemptions; or (iii) through agents. The Securities may be sold in one or more transactions at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of the Securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Security being offered, the name or names of any Investment Dealers, the purchase price of such Securities, the proceeds to CIBC from such sale, any underwriting discounts and other items constituting Investment Dealers’ compensation, any public offering price and any discounts or concessions allowed or re-allowed or paid to any Investment Dealer. Only Investment Dealers so named in the Prospectus Supplement are deemed to be Investment Dealers in connection with the Securities offered thereby.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters may be changed from time to time.

The Securities may also be sold directly by CIBC at such prices and upon such terms as agreed to by CIBC and the purchaser or through agents designated by CIBC from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by CIBC to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.

CIBC may agree to pay Investment Dealers a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of the general corporate funds of CIBC. Investment Dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with CIBC to indemnification by CIBC against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such Investment Dealers may be required to make in respect thereof.

In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), the Investment Dealers may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time.

The Securities offered under this Prospectus have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the Prospectus Supplement relating to a particular issue of Securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except in the Province of Ontario.

There is currently no market through which the Debt Securities offered hereunder may be sold and purchasers may not be able to resell such Debt Securities purchased under this Prospectus. This may affect the pricing of such Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Debt Securities, and the extent of issuer regulation.

Market Making Resales by Affiliates

This Prospectus may be used by CIBC World Markets Corp. in connection with offers and sales of the Securities in market-making transactions. In a market-making transaction, CIBC World Markets Corp. may resell a Security it acquires from other holders, after the original offering and sale of the Security. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, CIBC World Markets Corp. may act as principal or agent, including as agent for the counterparty in a transaction in which CIBC World Markets Corp. acts as principal, or as agent for both counterparties in a transaction in which CIBC World Markets Corp. does not act as principal. CIBC World Markets Corp. may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Other affiliates of CIBC may also engage in transactions of this kind and may use this Prospectus for this purpose. These affiliates may include, among others, CIBC World Markets Inc. The Securities to be sold in market-making transactions include securities to be issued after the date of this Prospectus, as well as securities previously issued. CIBC does not expect to receive any proceeds from market-making transactions. CIBC does not expect that CIBC World Markets Corp. or any other affiliate that engages in these transactions will pay any proceeds from its market-making resales to CIBC. Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale. Unless CIBC or an agent informs you in your confirmation of sale that your Security is being purchased in its original offering and sale, you may assume that you are purchasing your Security in a market-making transaction.

Conflicts of Interest

To the extent an initial offering of the Securities will be distributed by an affiliate of CIBC, each such offering of Securities will be conducted in compliance with the requirements of Rule 5121 of the U.S. Financial Industry Regulatory Authority, Inc. (“FINRA”), regarding a FINRA member firm’s distribution of securities of an affiliate, and applicable Canadian securities laws. No affiliate of CIBC nor any other FINRA member participating in an initial offering of Securities that has a conflict of interest will confirm initial sales to any discretionary accounts over which it has authority without prior specific written approval of the customer. In the event that any FINRA member participates in a public offering of these Securities the underwriting discounts and commissions on such Securities sold in the initial distribution will not exceed 8% of the offering proceeds.

Risk Factors

Investment in the Securities is subject to various risks including those risks inherent in conducting the business of a diversified financial institution. Before deciding whether to invest in any Securities, investors should consider carefully the risks set out herein and incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities. Prospective purchasers should consider the categories of risks identified and discussed or incorporated by reference in CIBC’s 2016 AIF and CIBC’s 2016 MD&A including credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk and those related to general economic conditions.

The Debt Securities may be subject to a Bail-in Conversion

The Canada Deposit Insurance Corporation (“CDIC”) has the power to convert, or cause CIBC to convert, in whole or in part, by means of a transaction or series of transactions and in one or more steps, the prescribed liabilities of CIBC into the common shares of CIBC or any of its affiliates (“Bail-in Conversion”), if the Governor in Council (Canada) makes an order under paragraph 39.13(1)(d) of the Canada Deposit Insurance Corporation Act (Canada) in

respect of CIBC. Regulations prescribing the liabilities of CIBC that may be subject to a Bail-in Conversion (the “CDIC Regulations”) have not been introduced as of the date of this document. However, on August 1, 2014, the Department of Finance (Canada) issued a Taxpayer Protection and Bank Recapitalization Regime: Consultation Paper (the “Consultation Paper”), which, among other things, proposed that only senior unsecured tradable and transferable debt with an original term to maturity of at least 400 days that is issued or renegotiated by a Canadian domestic systemically important bank, such as CIBC, after the implementation date will be subject to a Bail-in Conversion. Debt issued before the implementation date of the CDIC Regulations will not be subject to a Bail-in Conversion if the CDIC Regulations adopt the proposals set out in the Consultation Paper, but we cannot assure you that the CDIC Regulations will adopt those proposals in their entirety. If the Debt Securities are subject to a Bail-in Conversion, the market value of the Debt Securities may be adversely affected.

Use of Proceeds

Unless otherwise specified in a Prospectus Supplement, the net proceeds to CIBC from the sale of the Securities will be added to the general funds of CIBC.

Limitations on Enforcement of U.S. Laws Against CIBC, its Management and Others

CIBC is a Canadian chartered bank. Many of its directors and executive officers, including many of the persons who signed the Registration Statement, of which this Prospectus forms a part, and some of the experts named in this document, reside outside the United States, and a substantial portion of CIBC’s assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon such persons to enforce against them judgments of the courts of the United States predicated upon, among other things, the civil liability provisions of the federal securities laws of the United States. In addition, it may be difficult for United States investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, among other things, civil liabilities predicated upon such securities laws.

CIBC has been advised by Blake, Cassels & Graydon LLP, its Canadian counsel, that a judgment of a United States court may be enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the forum in which the United States proceedings occur such that the United States court properly assumed jurisdiction; (b) the United States judgment is final and conclusive and for a sum certain; (c) the defendant was properly served with originating process from the United States court; and (d) the United States law that led to the judgment is not contrary to Canadian public policy, as that term would be applied by a Canadian court. CIBC has been advised that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada. The enforceability of a United States judgment in Canada will be subject to the requirements that: (i) an action to enforce the United States judgment must be commenced in the Canadian Court within any applicable limitation period; (ii) the Canadian Court has discretion to stay or decline to hear an action on the United States judgment if the United States judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action; (iii) the Canadian Court will render judgment only in Canadian dollars; and (iv) an action in the Canadian Court on the United States judgment may be affected by bankruptcy, insolvency or other laws of general application limiting the enforcement of creditors’ rights generally. The enforceability of a United States judgment in Canada will be subject to the following defenses: (i) the United States judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (ii) the United States judgment is for a claim which under the law of the applicable Canadian province would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (iii) the United States judgment is contrary to the public policy of the applicable Canadian province or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and (iv) the United States judgment has been satisfied or is void or voidable under United States law.

Enforcement of Judgments Obtained in Canada Against Foreign Persons

Nanci E. Caldwell, the Honourable Gordon D. Giffin, Christine E. Larsen, Ronald W. Tysoe and Barry L. Zubrow (each a director of CIBC resident outside of Canada), have each appointed Michelle Caturay, CIBC, Commerce Court, Toronto, Canada, M5L 1A2, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.

Legal Matters

Unless otherwise specified in the Prospectus Supplement, certain legal matters under Canadian law relating to the Securities offered by a Prospectus Supplement will be passed upon on behalf of CIBC by Blake, Cassels & Graydon LLP. As at the date hereof, partners and associates of Blake, Cassels & Graydon LLP, beneficially owned, directly or indirectly, less than 1% of any issued and outstanding securities of CIBC or any associates or affiliates of CIBC. Certain legal matters in connection with the offering relating to United States law will be passed upon on behalf of CIBC by Mayer Brown LLP.

Documents Filed as Part of the Registration Statement

The following documents have been filed with the SEC either separately or as exhibits to the Registration Statement of which this Prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”, certain portions of CIBC’s 2016 Annual Report which portions are incorporated by reference into CIBC’s 2016 AIF and are listed on page 4 of CIBC’s 2016 AIF; the consent of Ernst & Young LLP; the consent of Blake, Cassels & Graydon LLP, the consent of Mayer Brown LLP, powers of attorney from directors and officers of CIBC; the Indenture and the form of subordinated indenture relating to the Debt Securities; and the statement of eligibility of the Trustee on Form T-1.

US$

Canadian Imperial Bank of Commerce

US$                          % Senior Notes due

US$             Floating Rate Senior Notes due

Prospectus Supplement

                    , 2017

Joint Book-Running Managers

BofA Merrill Lynch

Barclays

BNP PARIBAS

CIBC Capital Markets

Wells Fargo Securities